SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BELL CANADA ENTERPRISES REPORTS THIRD QUARTER RESULTS

Montréal (Québec), November 2, 2005 — For the third quarter of 2005, BCE Inc. (TSX, NYSE: BCE) reported revenues of $5.0 billion, up 3.6% from the same period last year. Operating income for the quarter increased to $957 million, from $25 million in the third quarter of 2004(1), due primarily to restructuring charges recognized in 2004 for the company’s employee departure program. Earnings per share (EPS) were $0.48 cents, up from $0.09 the previous year. EBITDA(2) was $1.9 billion, down 1.9% from the same period last year. EPS before restructuring and other items and net gains on investments(3) were $0.50 as compared to $0.52 the previous year. Cash from operating activities was $1.7 billion in the quarter, down 7.8% from the third quarter of 2004, while free cash flow(4) was $344 million, compared to $673 million for the same period last year.

Bell Canada achieved solid revenue performance in the quarter with video, wireless, Internet and the Business segment all contributing to revenue growth that more than offset the declines from the company’s legacy business. Operating costs were impacted by decisions taken by the company to invest the necessary resources to clear up the backlog from the Entourage strike quickly and to invest in customer service. In addition, to maintain a clear focus on these priorities certain planned cost savings initiatives were temporarily delayed. Taken together, these factors had a significant effect on EBITDA in the quarter. EPS and Operating income were also affected by these factors, and by expected higher pension and amortization costs.

“We continued to have solid revenue increases in our key growth services in the quarter. We also made progress on our multi-product household strategy,” said Michael Sabia, President and Chief Executive Officer of BCE. “However, our financial performance suffered as a result of decisions we took to invest in service and to clear up the lingering consequences of the Entourage strike. With significant progress on these issues, we are ramping up our cost-saving initiatives in the fourth quarter and as we enter 2006.”

In terms of its overall cost reduction program (Galileo), on a year-to-date basis the company has generated $353 million in savings. This includes $111 million in the third quarter. The latter was affected by the company's decision to defer some Galileo initiatives.

Going into the fourth quarter, a number of initiatives will come on-line and others will be accelerated. They include: the continued migration of customers to Bell Canada’s new and simple One Bill; the deployment of a new bell.ca web site that transforms this online destination into a simple and cost-effective sales channel; and the convergence of consumer call centres to provide customers with a single point of contact for their multiple Bell services.

Bell has also launched a significant procurement review effort that targets the company’s $8.5 billion external operating and capital expenditures. Its objective is to drive down the cost base through price improvements, consumption controls, supply-chain re-designs, inventory controls as well as a review of the overall real estate spend. The full impact of this and other measures will contribute to the company achieving its target run rate of savings of $500-$600 million for 2005 and of $1-1.5 billion by the end of 2006.

Bell recently announced two appointments that further strengthened the executive leadership of the company to bring an ever-sharper focus to the day-to-day execution of its business plans. George Cope will join Bell Canada as President and Chief Operating Officer in January 2006 to lead the company’s various customer-facing groups (Residential, Enterprise, SMB and wholesale), excluding wireless. He will focus on driving revenue growth, delivering new products to the marketplace and enhancing our customer service. In addition, Stephen Wetmore was given expanded responsibilities as Group President – Corporate Performance and National Markets of Bell Canada. In this new capacity, Mr. Wetmore has overall responsibility for driving the improvement of the company’s cost structure and thus contributing to profitable growth.

“Strengthening the executive leadership of the company is about a renewed focus on driving our future growth, re-setting our cost structure and improving our customer service to meet the competitive realities of the market,” said Mr. Sabia. “It’s also about relentless execution of the plan we have put in place to deliver value to our customers and shareholders.”

Key operational achievements

Video

ExpressVu posted its best third quarter since 2001 as net additions jumped 148% over the same quarter in 2004 to 82,000. So far this year, Bell has added 174,000 net new video subscribers, bringing the total subscriber base to 1,677,000, up 14.9% year over year. The improvement in net activations this quarter and year to date was driven by the positive impact of our set-top-box rental program and the addition of 12,500 subscribers from the acquisition of Cable VDN Inc.

Video revenues increased by 17.8% year-over-year, driven by a higher customer base, an improvement in Average Revenue Per User (ARPU) of $3 over the third quarter of last year and a churn rate of 1.0%, down by 0.1 points year over year. The higher ARPU is a result of a pricing increase of $2 and greater up-selling initiatives that leveraged strong programming and hardware offerings. Cost containment and the impact of a new rental program drove improved operating performance, despite a significant increase in new additions.

Bell continued to lead the Canadian market in the delivery of high-definition (HD) programming and recently launched its third high-definition sports channel, ‘Raptors NBA TV in High Definition’, to bring the total number of high-definition channels to 28. In addition, with the return of the hockey season, Bell is the only carrier of NHL Centre Ice in Canada.

On the hardware front, there has been strong demand for the new 9200 HD PVR (Personal Video Recorder) Plus. The 9200 can be connected to two televisions for separate program recording and viewing on each, making it simple for customers to watch and record the largest selection of HD programming available in Canada.

Wireless

Wireless subscriber momentum continued in the third quarter as Bell stepped up its efforts to secure new, higher value, long term customers to drive overall wireless ARPU. Bell attracted 358,000 gross subscribers, a 27% increase over the third quarter of 2004. Bell’s new Push-to-Talk service, called “10-4", and BlackBerry subscriptions helped deliver 68%, or 243,000 postpaid subscribers of the total gross activations. “10-4” ended the third quarter with 70,000 consumer and business subscribers.

Net additions were 123,000 in the third quarter, up 12.8% over the same period last year. At the end of the third quarter, Bell had 5.2 million wireless subscribers, an increase of 11.1% when compared to September 30, 2004. Contributing to these results was the success of Solo Mobile, launched on July 25 to specifically target the youth market, the introduction of new handsets, competitive rate plans and Virgin Mobile service.

Subscriber growth, and a $1 increase in ARPU to $51, contributed to wireless revenues of $801 million, an improvement of $74 million, or 10.2%, over the third quarter of 2004. Wireless EBITDA margin was at 44.0% in the third quarter of 2005, down 1.4% over last year, due principally to the cost associated with acquiring an increased number of high-value subscribers.

Blended churn of 1.5% was 0.3 points higher than in the third quarter of 2004 but down 0.1 point compared to the second quarter of this year. Prepaid churn in the quarter improved to 1.6% compared to 2.1% in the second quarter of 2005. Postpaid churn was up slightly to 1.5% this quarter from 1.4% last quarter.

In mid-August, Bell introduced MOBI TV, the first Canadian mobile television application. This new technology will provide customers with a variety of television programming on their mobile handsets.

On October 31, Bell became the first wireless operator in Canada to launch Evolution, Data Optimized (EVDO), which provides the company with new revenue opportunities in both business and consumer markets. EVDO, with a wireless data speed rate five times faster than what is currently available, allows Bell to grow next-generation services to drive higher ARPU. EVDO delivers data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment.

High-speed Internet

Bell’s high speed Internet service added 106,000 subscribers in the third quarter of 2005, an increase of 26% over the same period in 2004. The total high-speed subscriber base reached 2,134,000, up 24% over the third quarter of last year. Focused selling efforts, the continued success of Basic Lite and subscriptions to the 5 Mbps Ultra service resulted in 58% of gross additions subscribing to high-speed products. An expanded footprint and attractive back-to-school offers also contributed to overall growth in the third quarter.

Sympatico.MSN portal revenues increased by 58% in the quarter over the third quarter of 2004. The portal continues to be the country’s most popular online destination with over 16 million unique visitors to the site monthly.

The company launched kidsmania.ca on October 5, a subscription-based service offering interactive education and entertainment (“edutainment”) in English and French to children aged 3-12. It is a first in Canada and is achieving favourable customer adoption in the first few weeks of its availability.

Bell also introduced Live @ The Orange in partnership with Universal Music. This Canadian first allows subscribers to purchase exclusive live music recordings through SympaticoMusicStore, view live studio sessions on ExpressVu HDTV, and download the music recordings to their Bell mobile phones. It offers fans unparalleled access to content and leverages Bell’s wide distribution capabilities.

Consumer segment highlights

At the end of the third quarter, 59% of Bell households in Quebec and Ontario subscribed to at least two Bell services, up from 57% in the second quarter. Of this total, 1.34 million households subscribed to at least three services, up 70,000 from the second quarter. This contributed to a steady increase in average revenue per household in the quarter.

Consumer segment revenues grew by 1.1% over the same quarter of 2004, at $1.9 billion. This increase was driven by a continued expansion of video, wireless and high-speed subscriber bases, as well as higher ARPU performance. This was partly offset by greater wireline erosion, which led to lower long distance and local access revenues. Year-to-date Consumer revenues were $5.7 billion, up 1.5% from the same period last year.

Operating income was down 15.8% for the quarter, attributable to factors previously discussed surrounding the Entourage strike, higher pension and amortization costs and a 3.5% decline in the residential NAS (Network Access Service) customer base. Costs associated with acquiring higher revenue-generating customers also contributed to these results.

On September 8, Bell launched Digital Voice, its IP-based voice communications solution, in the Greater Toronto area and expanded the availability of its over-the-top service throughout Ontario and Quebec after a successful trial period in select Quebec communities. On October 25, Bell made Digital Voice available in Quebec starting with Montreal, providing two of Canada’s major urban centres with a premium IP-telephony service with advanced capabilities such as voicemail to email, additional numbers, enhanced call forwarding and online account management. It is recognized as one of the most innovative and advanced offerings of its kind in North America and is part of company’s effort to maximize retention in a highly competitive market.

Business segment highlights

The Business segment achieved its fifth consecutive quarter of improved revenue growth, with revenues of $1.5 billion, up 5.3% over the third quarter of 2004. Year to date revenues were approximately $4.5 billion, representing an increase of 4.1% over 2004. Data and wireless revenues rose in the quarter for Enterprise and SMB, yet there was a decline in long distance and local access revenues.

SMB’s strong performance was driven by the success of the company’s VCIO (Virtual Chief Information Officer) strategy and by steady growth in both wireless and data revenues. In Enterprise, demand for Information and Communication Technologies (ICT) services and IP-based solutions contributed to the revenue growth.

Small and Medium Business

The SMB group experienced its best quarter since the launch of its VCIO strategy. Revenues for these services grew significantly over the third quarter of last year, with 34% organic growth. Bell Business Solutions (BBS), housing the resources of CSB Systems, Nexxlink Technologies and Charon Systems, contributed significantly to data products growth in the quarter.

In August, the SMB group launched Business IP Voice. This service provides small and medium businesses with access to new capabilities, lower communication costs and improved productivity through applications that have been available only to large enterprise customers in the past.

The SMB group also recently opened a new innovation centre in Kanata, Ontario to develop IP-based technologies and applications. The centre will focus on advanced solutions for small and medium businesses in key sectors such as health care, retail and transportation. The centre is a collaborative effort with The Wesley Clover Group, owned by telecommunications entrepreneur Terry Matthews.

Enterprise

Revenues increased this quarter, due to growth in wireless and data revenues. The Enterprise group continued to make progress as a leading ICT services provider to Canadian corporations, governments and public sector organizations. Sales of ICT services grew by 22% over the third quarter of 2004 and by 40% on a year-to-date basis. Enterprise added 23,000 IP-enabled voice lines on customer premises equipment during the quarter for a total of 208,000 lines.

Significant customer wins in the third quarter included:

•
An important five-year partnership with the Aéroports de Montréal to provide solutions including Wi-Fi technology, “intelligent” digital signage, IP telephony, computerized information kiosks and the installation of business centres in public areas at Montreal — Trudeau Airport. Bell is serving as the systems integrator for this project which will allow the Airport to provide one of the most technologically advanced passenger experiences in Canada.

•
A three-year agreement with Megatrade™ Communications Services Corp. for its approximately 120 member organizations in the financial services industry across Canada. The agreement covers IP-migration and the provision of IP VPN services.

•	A three-year contract with CIBC to provide and manage DSL and IP VPN services for its 1200 remote automatic banking machines.

In the quarter, Bell took important steps to consolidate its industry leading wireless data position, including the acquisition of The Createch Group. Createch’s expertise in supply chain optimization, manufacturing and logistics performance improvement will combine with Bell’s existing wireless data capabilities to expand the Enterprise wireless data portfolio and drive additional benefits for Bell customers.

Bell Canada was also selected by a group of leading suppliers and retailers called the Supply Chain Network Project™ (SCN) to deploy Canada’s first end-to-end EPC/RFID (Electronic Product Code/Radio Frequency Identification) pilot. The pilot will involve up to four suppliers, one warehouse and one STAPLES Business Depot location and will encompass pallet, case and item level tagging. This project will explore how an EPC/RFID enabled supply chain can help retailers and suppliers reduce their costs, increase their productivity and enhance the customer experience.

National Markets

In September, the company announced an agreement with Rogers Communications to jointly build and manage a nation-wide wireless broadband network. However, Bell and Rogers will compete in the marketing and delivery of applications and services over this network, including a host of portable voice, video streaming and data applications. The network is expected to reach more than two-thirds of Canadians in less than three years, covering over 40 cities and approximately 50 unserved rural and remote communities.

At the end of Q3 2005, Bell Canada completed construction of the Alberta SuperNet and is currently awaiting completion of service acceptance by the Government of Alberta. The SuperNet is now operational in 429 communities across Alberta, connecting over 4,200 learning and health facilities and government offices across the province. Bell is now focused on leveraging this province-wide broadband network to deliver shared application services like Voice and Video. The network will also connect rural Alberta businesses to the rest of the country through Bell national network infrastructure.

Telesat Canada

Telesat’s third quarter revenues grew by approximately 23% year over year to $112 million, largely as a result of growth in business network services revenues from Anik F2 Ka-band, Interactive Distance Learning Services, and The SpaceConnection Inc. Operating income increased by 10.3% in the third quarter.

Anik F1R was launched successfully in September with transfer into service in October. Anik F3 is on schedule for launch in Fall 2006.

Bell Globemedia

Bell Globemedia’s revenues for the third quarter increased by 10.9% over the same period last year to reach $335 million. The company’s operating income increased by 26% to $29 million.

Revenue growth was driven by double-digit growth in specialty television advertising and by an overall improvement in the print advertising market. CTV’s strong programming schedule once again drove top ratings. For the summer season, CTV held 10 of the top 10 and 15 of the top 20 programs in Canada. Canadian Idol was once again the top television program during the summer season in all of its demographics.

Revenue growth at the Globe and Mail was also strong, reflecting heightened online sales activity. According to the most recent NADBank audience measurement statistics, The Globe and Mail continues to lead its national competitor in readership by 60% on weekdays and 78% on Saturdays.

BCE Financial Performance

Year-to-date revenues at BCE totalled $14.8 billion, a 4.2% increase over the same period last year. Operating income year to date was $3.1 billion, compared to $2.1 billion in the same period in 2004. Year-to-date EBITDA was $5.8 billion, an increase of 1.8% over the previous year. BCE’s EBITDA margin for the third quarter was 38.4% and for year-to-date was 39.5%, due to previously discussed factors.

Net earnings applicable to common shares for Q3 2005 were $441 million ($0.48 per common share), up from net earnings of $82 million ($0.09 per common share) for the third quarter of 2004. Included in 2004 third quarter earnings was a charge of $985 million, attributable to restructuring and other costs.

Cash from operating activities was $1.7 billion in the quarter and $4.1 billion year to date, compared to $1.8 billion and $4.2 billion for the comparable periods in 2004. Free cash flow was $344 million in the third quarter of 2005 and $320 million for the first nine months of 2005.

Bell Canada Statutory Results
Bell Canada “statutory” includes Bell Canada, and Bell Canada’s interests in Aliant, Bell ExpressVu (at 52%), and other Canadian telcos.

In the third quarter of 2005, Bell Canada’s reported statutory revenue was $4.3 billion, up 2.9% compared to the same period last year. Net earnings applicable to common shares were $488 million in the third quarter of 2005, compared to a net loss applicable to common shares of $53 million for the same period last year.

In the first nine months of 2005, Bell Canada’s reported statutory revenue was $12.8 billion, up 2.5% compared to the same period last year. Net earnings applicable to common shares were $1,596 million in the first nine months of 2005, compared to net earnings applicable to common shares of $1,062 million for the same period last year, an increase of 50.3%.

Outlook
BCE Inc. confirmed its annual full year 2005 guidance. Management believes that it is on track to meet the lower end of guidance on EPS, Free Cash Flow and Capital Intensity.

Guidance 2005E
Revenue Growth	≥ GDP
Galileo Savings	$500-$600M
EPS(a)	Single digit growth
Free Cash Flow(b)	$700 – $900M
Bell Canada Capital Intensity(c)	18% – 19%
Cellular and PCS Subscriber Growth	10%-15%
High Speed Internet Subscriber Growth	15%-20%
Video Subscriber Growth	10%-15%

(a)	Before net investment gains/losses, or impairment or restructuring charges (please see note 3 for additional details).
(b)	Cash from operating activities less capital expenditures, total dividends and other investing activities (please see note 4 for additional details).
(c)	Capital expenditures as a percentage of revenues.

About BCE

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

Notes

(1) The employee reduction program at Bell in 2004 resulted in a charge to earnings in the third quarter of 2004 of $985 million, which adversely affected operating income and EPS.

(2) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to the section of BCE Inc.‘s 2005 Third Quarter MD&A, dated November 1, 2005, entitled “Non-GAAP Financial Measures” included in this news release, for more details on EBITDA including a reconciliation of EBITDA to operating income.

(3) Net earnings and EPS before restructuring and other items and net gains on investments do not have any standardized meaning prescribed by GAAP. Please refer to the section of BCE Inc.‘s 2005 Third Quarter MD&A, dated November 1, 2005, entitled “Non-GAAP Financial Measures” included in this news release for more details on net earnings and EPS before restructuring and other items and net gains on investments including a reconciliation to net earnings applicable to common shares on a total and per share basis.

(4) We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. Free cash flow does not have any standardized meaning prescribed by GAAP. Please refer to the section of BCE Inc.‘s 2005 Third Quarter MD&A, dated November 1, 2005, entitled “Non-GAAP Financial Measures” included in this news release for more details on free cash flow including a reconciliation of free cash flow to cash from operating activities. For 2005, we expect to generate approximately $700 million to $900 million in free cash flow. This amount reflects expected cash from operating activities of approximately $5.9 billion to $6.1 billion less capital expenditures, total dividends and other investing activities.

BCE 2005 Third Quarter Financial Information

BCE’s 2005 Third Quarter Shareholder Report (which contains BCE’s 2005 third quarter MD&A and unaudited consolidated financial statements) and other relevant financial materials are posted at www.bce.ca/en/investors, under “Investor Briefcase”. BCE’s 2005 Third Quarter Shareholder Report is also available on the Web site maintained by the Canadian securities regulators at www.sedar.com or it can be ordered from BCE’s Investor Relations Department (email: investor.relations@bce.ca, tel.: 1 800 339-6353; fax: (514) 786-3970).

BCE’s 2005 Third Quarter Shareholder Report will be sent to BCE’s shareholders who have requested to receive it, on or about November 7, 2005.

Call with Financial Analysts

BCE will hold a teleconference for financial analysts to discuss its third quarter results on Wednesday, November 2, 2005 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen only basis. Michael Sabia, President and CEO, Siim Vanaselja, Chief Financial Officer, and other executives will participate in the teleconference.

To participate, please dial 416-405-9328 or 1-800-387-6216 shortly before the start of the call. A replay will be available for one week by dialing 416-695-5800 or 800-408-3053 (passcode 3163915#). This teleconference will also be Webcast live and archived for 90 days on BCE’s website at www.bce.ca.

Call with the Media

BCE will hold a teleconference for media to discuss its third quarter results on Wednesday, November 2, 2005 at 2:30 p.m. (Eastern). Michael Sabia, President and CEO will participate in the teleconference.

To participate, please dial 416-405-9328 or 800-387-6216 shortly before the start of the call. A replay will be available for one week by dialing 416-695-5800 or 800-408-3053 (passcode 3166277#). This teleconference will also be Webcast live and archived for 90 days on BCE’s website at www.bce.ca.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

For a description of risks that could cause actual results or events to differ materially from current expectations please refer to the sections entitled “Risks That Could Affect Our Business” contained in BCE Inc.’s Annual Information Form for the year ended December 31, 2004, in BCE Inc.’s 2005 First Quarter MD&A dated May 3, 2005, and in BCE Inc.’s 2005 Second Quarter MD&A dated August 2, 2005 all filed by BCE Inc. with the Canadian securities commissions (available at www.bce.ca and on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission under Form 40-F and Form 6-K, respectively, (available on EDGAR at www.sec.gov), as updated in BCE Inc.‘s 2005 Third Quarter MD&A dated November 1, 2005, included in this news release, under the section entitled “Risks That Could Affect Our Business”.

The forward-looking statements contained in this news release represent our expectations as of November 2, 2005 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update any forward-looking statements, whether as a result of new information or otherwise.

The Quarter at a Glance
The Quarter at a Glance This section reviews the key measures we use to assess our performance and how our results in Q3 2005 compare to our results in Q3 2004.

In the third quarter, we achieved solid revenue performance, driven by strong video, wireless and high-speed Internet subscriber acquisitions and improved organic growth in our Business segment, while continuing to make steady progress on our key strategic priorities. Revenues from our growth services (comprised mainly of wireless, video and data-related products such as high-speed Internet) accounted for 44% of total revenues at Bell Canada at the end of Q3 2005, which keeps us on track to achieve our target of 45% by the end of 2005. Revenue declines in our legacy voice and data businesses were brought about by the more competitive telecommunications landscape. Legacy declines, together with increased investment in customer service and customer acquisitions, put pressure on operating margins.
     Overall revenue growth in Q3 2005 was 3.6% at BCE and 2.9% at Bell Canada. Despite solid revenue performance and steady progress made on extracting further cost savings from our business operations through our Galileo Program (Galileo), operating income before restructuring and other items(1) declined by 10.7% at BCE and 12.1% at Bell Canada this quarter. The decreases were due largely to higher operating costs incurred to address service issues exacerbated by the recent labour dispute at Entourage Technology Solutions (Entourage) in Ontario, higher expected subscriber acquisition costs and further wireline customer losses to alternative telephony providers, in addition to increased net benefit plans cost and amortization expense.
     In our Consumer segment, we continued to execute on our strategy of securing multi-product households to drive greater customer loyalty and generate higher revenue per household, which we believe will help to counter the competitive threat posed by cable telephony. Overall, revenue grew as a result of an across-the-board improvement in all our growth services, dampened somewhat by a decline in legacy revenues.
     Our Business segment enjoyed a fifth consecutive quarter of improved revenue growth, despite increased competitive pressures and lower demand for legacy wireline business services, as we continued to increase sales of our Internet Protocol (IP) based connectivity and Information and Communications Technology (ICT or value-added services (VAS)) solutions to small and medium-sized business (SMB) and Enterprise customers.
     In the Aliant segment, strong growth in wireless and Internet service revenues, as well as a recovery from the 2004 labour disruption, offset declines in its wireline business resulting from the impacts of competition, technology substitution and regulatory restrictions.
     Within the Other Bell Canada segment, while the market remains challenging for our wholesale business, revenue grew as a result of the acquisition of the wholesale operations of 360networks Corporation (360networks), which was acquired in November 2004, and the sale of access capacity.
     Within the Other BCE segment, Bell Globemedia Inc. (Bell Globemedia) continued to perform well, driven by robust growth in advertising revenue, reflecting strong television ratings and strengthening subscription revenues. Telesat Canada (Telesat) also had a strong quarter, reflecting growth in Ka-band revenues on its Anik F2 satellite, revenue gains from its network for Interactive Distance Learning services and the positive impact from an acquisition at the beginning of the year.

Customer Connections
	Q3 2005	30-SEPT-05
CONNECTIONS	NET	CONNEC-
(IN THOUSANDS)	ACTIVATIONS	TIONS

Wireless	123	5,231
High-Speed Internet	106	2,134
Video	82	1,677
NAS	(60)	12,640

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 Third Quarter MD&A dated November 1, 2005.

2    Bell Canada Enterprises  2005 Quarterly Report

  Wireless – Subscriber momentum continued this quarter with 123,000 net activations, an increase of 12.8% compared with net activations of 109,000 in Q3 2004, resulting in an 11.1% expansion of our customer base year-over-year. Churn improved to 1.5% compared with 1.6% in Q2 2005 due to lower prepaid churn, but increased from 1.2% in Q3 2004. Although postpaid rate plans accounted for 68% of gross activations, they represented 41% of our total net activations this quarter, down from 87% last year, as a result of substantially higher postpaid churn.

  High-Speed Internet – Our high-speed Internet business added 106,000 new net customers this quarter, growing our subscriber base by 24% over Q3 2004 to 2,134,000. Subscriber growth during the quarter was fuelled by the growth of our Basic Lite products in Ontario and Québec and higher net additions at Aliant.

  Video – Our video business had its best Q3 since 2001 activating 82,000 new net customers, an increase of 148% compared with Q3 2004. Our video subscriber base has grown by 14.9% over the last twelve months to reach 1,677,000. Churn improved by 0.1 percentage points, year-over-year, to 1.0%.

  Network Access Services (NAS) – NAS in service declined by 60,000 or 0.5% during the quarter, reflecting competitive losses and lower demand for second lines, offset partly by the seasonal impact of reconnection orders associated with residential moves in Ontario and Québec and students returning to school. End-of-period NAS in service declined by 2.5% since the end of Q3 2004, representing a higher rate of year-over-year decline compared with previous quarters. The increase in the year-over-year NAS rate of decline can be attributed mainly to the ramp up in competition from the major cable operators in Ontario and Québec.

Operating Revenues

Our revenues increased by 3.6% year-over-year to reach $4,951 million in the quarter. The growth reflected improved revenue performance across all of our segments. At Bell Canada, revenues grew by 2.9%, driven primarily by the Business segment where continued wireless strength, organic growth of ICT (or VAS) solutions sales and the contribution from recent acquisitions in driving our Virtual Chief Information Officer (VCIO) strategy in SMB, led to improved top-line results. Furthermore, our Consumer segment delivered a solid quarter of revenue growth as a result of the performance of its video, Internet and wireless services, despite continued decreases in legacy wireline services, while Aliant revenues also increased notably due in part to its recovery from a labour disruption in 2004. Overall revenue growth was further enhanced by the performance in the Other BCE segment, where strong double-digit growth of 10.9% at Bell Globemedia and 23% at Telesat more than offset a decline of 1.5% at CGI Group Inc.

Operating Income and EBITDA(1)

Operating income at BCE for the quarter was $957 million, compared with $25 million for Q3 2004, which included the recognition of $985 million of restructuring

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 Third Quarter MD&A dated November 1, 2005.

3    Bell Canada Enterprises  2005 Quarterly Report

The Quarter at a Glance

charges related to last year’s employee departure program. Operating income before restructuring and other items(1) for Q3 2005 decreased by 10.7% or $118 million, compared with the previous year. Despite higher revenues, cost savings from Galileo and recovery from the 2004 labour disruption at Aliant, we experienced higher operating expenses resulting from service recovery efforts following settlement of the Entourage labour dispute in July, the expected increase in the cost of acquiring a substantially higher number of wireless subscribers, the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision with respect to Competitor Digital Network Services (CDN), and continued margin pressure from the ongoing transformation of our product mix towards growth services. Higher net benefit plans cost and amortization expense also contributed to the decline. Similarly at Bell Canada, operating income for Q3 2005 showed a marked improvement year-over-year, increasing to $908 million from a loss of $13 million as a result of the charges recognized in 2004 in consideration of the employee departure program. Operating income before restructuring and other items(1) declined by $129 million in the quarter, or 12.1%, to $938 million from $1,067 million in Q3 2004 for the reasons referred to previously.
     Our EBITDA for the quarter declined $37 million, or 1.9%, to $1,899 million compared with last year, reflecting a decrease at Bell Canada offset partly by an increase in our Other BCE segment. At Bell Canada, EBITDA was $1,804 million this quarter, representing a 2.8% decline over last year, due primarily to decreases at our Consumer and Other Bell Canada segments, which were partially offset by slightly improved performance at our Business segment and significantly stronger operating results at Aliant.
     EBITDA margin in the third quarter was 38.4% at BCE and 41.7% at Bell Canada, down 2.1 and 2.4 percentage points, respectively, compared with Q3 2004. The year-over-year declines reflected operating cost pressures from ongoing service issues related to the residual impacts of the Entourage labour dispute, as well as a number of expected impacts, including higher wireless acquisition costs, continued erosion of high-margin legacy voice and data services in all our segments, and the CRTC’s decision with respect to CDN. Weaker EBITDA performance was partly offset by margin improvement at Aliant.

Net Earnings / Earnings per Share

Net earnings applicable to common shares for Q3 2005 were $441 million, or $0.48 per common share, compared with net earnings of $82 million, or $0.09 per common share, for the same period last year. Included in Q3 earnings this year was a net charge of $21 million for restructuring and other items, compared with a net charge of $402 million for restructuring and other items and net gains on investments in Q3 2004. Net earnings before restructuring and other items and net gains on investments(1) for Q3 2005 were $462 million, or $0.50 per common share, down $22 million, or $0.02 per share, representing a decrease of 3.8% per share over last year. This decline can be attributed to lower operating income, offset partly by net income tax savings, which included the impact from a loss monetization program based on an agreement entered into between Bell Canada and Bell Canada International Inc. (BCI) in August 2004.

Capital Expenditures

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 Third Quarter MD&A dated November 1, 2005.

4    Bell Canada Enterprises  2005 Quarterly Report

Capital expenditures were $968 million this quarter, or 19.4% higher than the same period last year. As a percentage of revenues, capital expenditures increased this quarter to 19.6% from 17.0% last year, reflecting acceleration in our spending program. This year-over-year increase related to an expansion of our fibre-to-the-node (FTTN) footprint to deliver higher-speed broadband access, the initial deployment of an Evolution, Data Optimized (EVDO) wireless data network in certain of our markets, information technology (IT) efficiency projects to deliver cost savings, investment in our IP television (IPTV) platform, Digital Subscriber Line (DSL) footprint expansion, as well as a return to more normal spending levels at Aliant after its labour disruption in 2004.

Cash from operating activities and free cash flow(1)

Cash from operating activities in Q3 2005 increased for a second consecutive quarter to $1,686 million, reflecting the continued positive contribution from operations and the negative impact from certain items earlier this year. Cash from operating activities in Q3 2005 was 7.8% or $142 million lower than last year. The result for Q3 2004 was impacted favourably by a payment received from the settlement of lawsuits against Manitoba Telecom Services Inc. (MTS) and Allstream Inc. and cash received from a higher accounts receivable securitization level, which was partially offset by a decrease in taxes paid resulting from a refund (net of instalments) in Q3 2005.
     On a year-to-date basis, cash from operating activities was $4,075 million, compared with $4,212 million for the first nine months of 2004. Despite an improvement in cash earnings resulting from higher EBITDA and an improvement in accounts receivable collections due to the resolution of issues associated with the implementation of our new wireless billing platform in 2004, cash from operating activities was negatively impacted by:

  payments related to employee departure programs at Bell Canada and Aliant in Q1 2005 higher pension and other benefit plan payments, stemming primarily from a voluntary contribution by Aliant in Q1 2005 an increase in income taxes paid, primarily related to the final instalment for 2004 made in Q1 2005.

Our free cash flow in Q3 2005 improved for the second consecutive quarter to $344 million, reflecting increased cash flow from operations and the timing of certain items, including income tax instalment payments, voluntary pension plan contributions and employee severance, which unfavourably affected free cash flow in the first two quarters of 2005. On a year-over-year basis, free cash flow decreased from $673 million generated in the third quarter of 2004, attributable mainly to lower cash from operating activities, an increase in capital expenditures related to our investment in next-generation service platforms and higher dividends paid as a result of a $0.03 quarterly increase in the dividend per common share. Similarly, for the first nine months of 2005, free cash flow was $320 million compared with $993 million for the same period last year, due to a decrease in cash from operating activities in addition to Telesat insurance proceeds that were received in the first half of 2004.

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2005 Third Quarter MD&A dated November 1, 2005.

5    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2005 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2004 dated March 2, 2005 (BCE 2004 MD&A).

You will find more information about BCE, including BCE Inc.’s annual information form for the year ended December 31, 2004 (BCE 2004 AIF), the BCE 2004 MD&A and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 About Forward-Looking Statements
 A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

 Non-GAAP Financial Measures
 This section describes the non-GAAP financial measures we used in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

 EBITDA
 We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2005 and 2004.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, the outlooks provided in the BCE 2004 MD&A dated March 2, 2005 remain unchanged.
     This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in this MD&A describe our expectations at November 1, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks That Could Affect Our Business.

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

6    Bell Canada Enterprises  2005 Quarterly Report

The most comparable Canadian GAAP financial measure is operating income. The tables below are reconciliations of EBITDA to operating income on a consolidated basis for BCE and Bell Canada.
			YTD	YTD
BCE	Q3 2005	Q3 2004	2005	2004

EBITDA	1,899	1,936	5,838	5,733
Amortization expense	(803)	(769)	(2,368)	(2,305)
Net benefit plans cost	(108)	(61)	(315)	(189)
Restructuring and other items	(31)	(1,081)	(32)	(1,098)

Operating income	957	25	3,123	2,141

			YTD	YTD
BELL CANADA	Q3 2005	Q3 2004	2005	2004

EBITDA	1,804	1,856	5,458	5,432
Amortization expense	(756)	(734)	(2,234)	(2,199)
Net benefit plans cost	(110)	(55)	(323)	(173)
Restructuring and other items	(30)	(1,080)	(30)	(1,096)

Operating income	908	(13)	2,871	1,964

Operating Income Before Restructuring and Other Items

The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The tables below are reconciliations of operating income to operating income before restructuring and other items on a consolidated basis for BCE  and Bell Canada.

			YTD	YTD
BCE	Q3 2005	Q3 2004	2005	2004

Operating income	957	25	3,123	2,141
Restructuring and other items	31	1,081	32	1,098

Operating income before restructuring and other items	988	1,106	3,155	3,239

			YTD	YTD
BELL CANADA	Q3 2005	Q3 2004	2005	2004

Operating income	908	(13)	2,871	1,964
Restructuring and other items	30	1,080	30	1,096

Operating income before restructuring and other items	938	1,067	2,901	3,060

Net Earnings Before Restructuring and Other Items and Net Gains on Investments

The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments.
     We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table on the next page is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis and per common share.

7    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis
Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.		Q3 2005		Q3 2004		YTD 2005		YTD 2004
		TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

	Net earnings applicable to common shares	441	0.48	82	0.09	1,478	1.60	1,106	1.20
	Restructuring and other items	21	0.02	725	0.78	22	0.02	710	0.76
	Net gains on investments	–	–	(323)	(0.35)	(28)	(0.03)	(361)	(0.39)

	Net earnings before restructuring and other items and net gains on investments	462	0.50	484	0.52	1,472	1.59	1,455	1.57

Free Cash Flow

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

			YTD	YTD
	Q3 2005	Q3 2004	2005	2004

Cash from operating activities	1,686	1,828	4,075	4,212
Capital expenditures	(968)	(811)	(2,619)	(2,318)
Total dividends paid	(374)	(342)	(1,110)	(1,034)
Other investing activities	–	(2)	(26)	133

Free cash flow	344	673	320	993

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2004 MD&A.

Strategic Priorities

Our strategy is to deliver unrivalled integrated communication services to customers and to take a leadership position in setting the standard in Internet Protocol (IP). During the quarter, we made significant progress on each of our three key strategic priorities.

1) Enhancing customer experience while targeting lower costs (our Galileo program)

In our Consumer segment:

  At the end of Q3 2005, 58.8% of the total households in our Ontario and Québec footprint subscribed to two or more products (a combination of local wireline, Internet, video, and long distance services) and 21.1% of total households subscribed to three or more products.

  To date, nearly 1.4 million customers in Ontario and Québec are enjoying the benefits of a single bill for their wireline, Internet, and video services, representing a 45% increase since Q2 2005.

  In early August, we began migrating existing One Bill customers to a new two-page format with electronic bill (eBill) capability and in mid-October we began the second phase of this process by adding new customers to the single bill platform. Simplification of the billing process not only improves the customer experience, but also lowers costs due to the issuance of fewer invoices.

8    Bell Canada Enterprises  2005 Quarterly Report

  We finalized development of our new Bell.ca website and initiated testing in anticipation of a full-scale launch in Q4 2005. The new website enhances the customer experience through an improved search engine, self-serve options and shopping simplification.

In our Business segment:

  We continued making progress on moving our core traffic to a pervasive national IP multi-protocol label-switching (IP-MPLS) network. At the end of Q3 2005, we achieved our year-end objective to have 75% of the migratable traffic on our core network IP-based.

  As part of our shift to IP, we continued the process of rationalizing legacy data services. At the end of Q3 2005, we had discontinued 23 legacy data services. Since we began this initiative in 2004, we have stopped selling 42 legacy data services.

  The trend towards IP continued with 20 new large enterprise customers implementing IP Virtual Private Networks (IPVPN) this quarter, including the Canadian Imperial Bank of Commerce (CIBC) and Megatrade Communications Services Corp. (Megatrade). This brought the total number of Enterprise customers implementing IPVPN networks as of the end of Q3 2005 to 131.

  At the end of Q3 2005, we had enrolled 433 enterprise customers on ‘Service Promise’, which is our commitment to provide customers with a clearly defined and consistent level of service in the delivery of connectivity services.

Overall, our various Galileo initiatives led to cost reductions this quarter of $111 million, bringing total savings for the first nine months of 2005 to $353 million. This keeps us on track to achieve our target run-rate savings of $500-$600 million for 2005 as certain initiatives such as our new One Bill and Bell.ca website roll-outs gain further traction during Q4.
     We also launched a significant procurement review effort that targets the company's approximate $8.5 billion external operating and capital expenditures. Its objective is to drive down the cost base through price improvements, consumption controls, supply-chain redesigns, and inventory controls as well as a review of the overall real estate spend.
     From March to July 2005, we engaged the services of the equivalent of over 1,000 additional field force technicians, including contractors, temporary workers, Bell technicians and a substantial amount of overtime help in order to maintain customer service during the Entourage Technology Solutions (Entourage) labour disruption. During August and September of 2005 we maintained our investment in additional workers to recover from the strike, which comprised the returning Entourage workforce, Bell Canada technicians on overtime and supplementary contractors. Our investment in service recovery allowed us to substancially clear the backlog of orders from the four-month strike in six weeks, while simultaneously coping with our large seasonal demand. We have also taken several actions to address any damage to our relationship with our customers during this time including building a faster escalation process to ensure that customers’ issues are dealt with more promptly.

2) Deliver abundant bandwidth to enable next-generation services

We continued our fibre-to-the-node (FTTN) rollout by deploying another 499 neighbourhood nodes, raising the total number of nodes served to 1,854. Our objective is to deploy 2,000 nodes by the end of 2005.
     On August 2, 2005, we announced the purchase of the residential assets of Cable VDN Inc. (Cable VDN), a Montréal-based cable company selling residential analog and digital TV and high-speed Internet services. This acquisition enhances our capability to deliver a package of services, including video, Internet, wireless and voice telephony, more quickly and cost effectively to multiple-dwelling units (MDUs).
     In Q3 2005, we implemented an increase in broadband access speed for both our Ultra high-speed users to 5 megabits per second (Mbps) from 4 Mbps for Sympatico customers and to 6 Mbps from 4 Mbps for small and medium-sized businesses (SMB) customers.
     We recently launched Canada’s first Evolution, Data Optimized (EVDO) wireless data network in Toronto and Montréal. This provides us with new opportunities in both business and consumer markets to grow next-generation services, encompassing data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment. EVDO will enable average wireless data speeds of 400-500 kilobits per second (Kbps) with peaks of 2.4 Mbps compared with throughput speeds of up to 144 Kbps delivered over our existing single carrier radio transmission technology (1xRTT) network.

9    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

3) Create next-generation services to drive future growth

Our Consumer segment:

  Introduced an enhanced Voice over Internet Protocol (VoIP) product, the new Bell Digital Voice, in the Greater Toronto Area on September 8, 2005 and in Montréal on October 25, 2005. The new service, which is the first of its kind in Canada, uses existing phone lines to provide customers with advanced Internet-based calling features and the reliability of Bell Canada’s phone network.

  Ended Q3 2005 with approximately 70,000 subscribers on its ‘10-4’ push-to-talk service, which included a significant number of non-business consumers.

  Began an exclusive partnership with Loblaw Cos. Ltd. to distribute Bell Mobility and Solo Mobile products through its retail outlets. As part of the agreement, Loblaws will distribute Bell Mobility’s prepaid wireless service under the President’s ChoiceTM private label brand.

  Introduced a mobile television application called MOBI TV in mid-August. The service allows customers with provisioned handsets to access a variety of video channels on a mobile basis.

  Introduced MSN’s instant messaging service (MSN Messenger) as an available feature for our wireless customers. The new service enables Bell Mobility customers to use MSN Messenger to transmit text messages to other mobile phones or PCs on their contact list in real-time over the Internet.

  Launched ‘kidsmania’, a new educational online service from Sympatico for children aged 3 to 12. A first of its kind in Canada, kidsmania offers more than 50 interactive games and activities that feature many of today’s most popular children’s characters.

  Made two of the most technologically advanced set-top box (STB) models on the market today commercially available to Bell ExpressVu customers. The 9200 model has the largest hard drive of any STB on the market today, allowing users to watch and record programming on two different television sets and to receive off-air high-definition (HD) channels. The 4100 model is one of the most compact receivers in its category and offers customers access to Dolby Digital audio, advanced iTV services and on-screen caller ID.

Our SMB unit:

  Announced the launch of Business IP Voice, a new service designed to provide innovative Internet-based technology solutions that deliver business advantages often only available to large corporations such as providing a dedicated, reservation-free conferencing tool and forwarding a voice mail message as an attachment to an e-mail account.

  Opened a new innovation centre to develop IP-based technology and applications for SMB customers and governmental bodies.

Our Enterprise unit:

  Has sold 208,000 IP-enabled lines on customer premises equipment (CPE) to date, representing a 96% increase over the past twelve months.

  Announced the acquisition of The Createch Group, a Québec-based professional services firm specializing in business process optimization and information technology (IT) integration, to enable us to consolidate our existing suite of wireless data solutions and to expand our Enterprise wireless data portfolio.

  Purchased a majority shareholder position in end2end Software Corp., a developer of work flow solutions for the capital markets sector with a particular focus on applications that automate certain aspects of the equity trading process such as electronic trade routing for institutional investors, thereby enhancing our Institutional Trade Management Solution (ITMS).

Other Corporate Developments

George Cope, formerly President and Chief Executive Officer of TELUS Mobility, was appointed as President and Chief Operating Officer of Bell Canada. He will be responsible for Bell Canada’s Residential Services unit, which includes the wireline, Internet and video businesses, but not the wireless business, as well as for Bell Canada’s Enterprise, SMB and wholesale units. Mr. Cope will begin working for Bell Canada in January 2006. In addition, we announced the appointment of Stephen Wetmore as Group President, Corporate Performance and National Markets for Bell Canada. In this new broader capacity, Mr. Wetmore will have overall responsibility for improving Bell Canada’s cost structure.

10    Bell Canada Enterprises  2005 Quarterly Report

     On September 16, 2005, we announced an alliance with Rogers Communications Inc. (Rogers) to jointly build and manage a nationwide wireless broadband network through a joint venture, which holds approximately 98 MHz of wireless broadband spectrum in the 2.5 GHz frequency range across much of Canada. The development and commercialization of services, as well as sales, marketing and end-user customer care and billing functions will be provided directly by Bell Canada and Rogers to their respective customers. The services will allow subscribers to have wireless access to the Internet and use a host of voice, video streaming and data applications from wherever the service is available. The network footprint is expected to reach more than two-thirds of Canadians in less than three years, covering over 40 cities and approximately 50 unserved rural and remote communities. Separately, in conjunction with this transaction, we reached an agreement to acquire the remaining 50 per cent of NR Communications not already owned by Bell Canada.

Quarterly Financial Information

The table below shows selected consolidated financial data for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,951	4,980	4,859	4,986	4,778	4,779	4,638	4,815
EBITDA	1,899	2,001	1,938	1,831	1,936	1,953	1,844	1,847
Amortization expense	(803)	(792)	(773)	(803)	(769)	(769)	(767)	(775)
Net benefit plans cost	(108)	(104)	(103)	(67)	(61)	(65)	(63)	(46)
Restructuring and other items	(31)	(5)	4	(126)	(1,081)	(14)	(3)	(13)

Operating income	957	1,100	1,066	835	25	1,105	1,011	1,013
Earnings from continuing operations	459	581	492	367	102	544	485	486
Discontinued operations	–	–	(1)	(2)	(2)	27	3	(86)
Extraordinary gain	–	–	–	69	–	–	–	–
Net earnings	459	581	491	434	100	571	488	400
Net earnings applicable to common shares	441	563	474	417	82	554	470	386

Included in net earnings:
Net gains on investments
Continuing operations	–	28	1	64	325	–	–	84
Discontinued operations	–	–	(1)	(2)	(2)	31	7	(94)
Restructuring and other items	(21)	(3)	2	(62)	(725)	16	(1)	(9)

Net earnings per common share
Continuing operations – basic	0.48	0.61	0.51	0.38	0.09	0.57	0.51	0.50
Continuing operations – diluted	0.48	0.61	0.51	0.38	0.09	0.57	0.51	0.50
Net earnings – basic	0.48	0.61	0.51	0.45	0.09	0.60	0.51	0.41
Net earnings – diluted	0.48	0.61	0.51	0.45	0.09	0.60	0.51	0.41
Average number of common shares outstanding (millions)	927.0	926.6	926.2	925.3	924.6	924.3	924.1	923.4

11    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Financial Results Analysis
 This section provides detailed information and analysis about our performance in Q3 2005 and YTD 2005 compared with Q3 2004 and YTD 2004. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Financial Results Analysis Consolidated Analysis
	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Operating revenues	4,951	4,778	3.6%		14,790	14,195	4.2%
Operating expenses	(3,052)	(2,842)	(7.4%	)	(8,952)	(8,462)	(5.8%	)

EBITDA	1,899	1,936	(1.9%	)	5,838	5,733	1.8%
Amortization expense	(803)	(769)	(4.4%	)	(2,368)	(2,305)	(2.7%	)
Net benefit plans cost	(108)	(61)	(77.0%	)	(315)	(189)	(66.7%	)
Restructuring and other items	(31)	(1,081)	n.m.		(32)	(1,098)	n.m.

Operating income	957	25	n.m.		3,123	2,141	45.9%
Other income (expense)	(1)	333	n.m.		30	393	n.m.
Interest expense	(247)	(253)	2.4%		(741)	(758)	2.2%

Pre-tax earnings from continuing operations	709	105	n.m.		2,412	1,776	35.8%
Income taxes	(193)	44	n.m.		(687)	(511)	(34.4%	)
Non-controlling interest	(57)	(47)	(21.3%	)	(193)	(134)	(44.0%	)

Earnings from continuing operations	459	102	n.m.		1,532	1,131	35.5%
Discontinued operations	0	(2)	100.0%		(1)	28	n.m.

Net earnings	459	100	n.m.		1,531	1,159	32.1%
Dividends on preferred shares	(18)	(18)	0.0%		(53)	(53)	0.0%

Net earnings applicable to common shares	441	82	n.m.		1,478	1,106	33.6%

EPS	0.48	0.09	n.m.		1.60	1.20	33.3%

n.m.: not meaningful

Operating revenues

Our revenues increased by 3.6% in the third quarter to $4,951 million and by 4.2% to $14,790 million year-to-date, reflecting improved revenue performance across all of our segments. At Bell Canada, growth was fuelled primarily by the Business segment where continued strength in wireless, driven by competitively attractive devices and price plans, organic growth of Information and Communications Technology (ICT or value-added services (VAS)) solutions and the contribution from recent acquisitions in further developing our Virtual Chief Information Officer (VCIO) strategy, delivered improved top-line results. Our Consumer segment also contributed to the year-over-year improvements with strong wireless, video and high-speed Internet subscriber growth driving revenue growth, while Aliant segment revenues were supported by the continued solid performance of its wireless and Internet businesses and recovery from its 2004 labour disruption that negatively affected results in Q2 and Q3 of last year. Revenue growth at Bell Canada was moderated by the continued decline in our legacy voice and data business, as competitive pressures and the ongoing transformation of our business towards growth services (comprised mainly of wireless, video and data-related products such as high-speed Internet) further eroded local and access services and long distance revenues this year. The Other BCE segment contributed significantly to higher revenues in the quarter and year-to-date, with strong growth delivered by Telesat Canada (Telesat) and Bell Globemedia Inc. (Bell Globemedia). However, while CGI Group Inc. (CGI) posted double-digit growth on a year-to-date basis, it reported a decrease in Q3 2005 as it was no longer benefiting from a year-over-year increase

12    Bell Canada Enterprises  2005 Quarterly Report

in revenues from its purchase of American Management Systems Inc. (AMS) in Q2 2004 and as the appreciation of the Canadian dollar negatively impacted its U.S. dollar revenues.

Operating income

Operating income was $957 million and $3,123 million for the third quarter and first nine months of 2005, respectively, compared with $25 million and $2,141 million for the same periods in 2004, which included the recognition of restructuring charges in the amount of $985 million related to last year’s employee departure program. Operating income before restructuring and other items decreased by 10.7%, or $118 million, to $988 million this quarter and by 2.6%, or $84 million, to $3,155 million year-to-date. Despite higher revenues, cost savings from Galileo and recovery from Aliant’s 2004 labour disruption, this decline was due mainly to higher operating expenses resulting from service recovery efforts following settlement of the Entourage labour dispute in July, an expected increase in the cost of acquiring a substantially higher number of wireless subscribers, and continued margin pressure from the ongoing transformation of our product mix towards growth services. Higher net benefit plans cost and amortization expense also contributed to the decrease.
     Similarly, at Bell Canada, operating income increased to $908 million in the third quarter and $2,871 million year-to-date, compared to a loss of $13 million and income of $1,964 million in the same respective periods last year. The year-over-year improvements in operating income were due mainly to a $985 million charge recorded in Q3 2004 in consideration of the employee departure program. Bell Canada posted solid year-over-year revenue growth for both the third quarter and first nine months of 2005 and generated further Galileo-related cost savings, while facing certain cost pressures brought about by ongoing service issues, stronger wireless subscriber acquisition, accelerated network access services (NAS) and long distance erosion, the impact from the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision with respect to Competitor Digital Network Services (CDN), and higher net benefits plans cost and amortization expense.
     Our various cost-reduction and process improvement initiatives generated $111 million in savings this quarter, bringing total Galileo-related cost savings for the first nine months of 2005 to $353 million. These savings resulted mainly from:

  the employee departures that took place in Q4 2004

  reduced procurement costs resulting in cost of acquisition (COA) savings the elimination of network elements and standardization of core operating processes.

EBITDA

Our EBITDA for the quarter was down $37 million, or 1.9%, to $1,899 million, compared with last year, reflecting a decrease at Bell Canada, offset partly by an increase in our Other BCE segment.
     Bell Canada’s EBITDA this quarter was $1,804 million, representing a 2.8% decline over last year, due primarily to operating expense pressures from residual service issues following resolution of the Entourage labour dispute, higher expected wireless acquisition costs and continued erosion of high-margin legacy voice and data services, as well as to the impact from the CRTC’s decision with respect to CDN. This was offset partly by higher video, wireless and data revenues across all segments. Year-to-date, our EBITDA was $5,838 million or 1.8% higher than the previous year, reflecting increases in all segments, while Bell Canada EBITDA of $5,458 million corresponded to an increase of 0.5%, resulting mainly from EBITDA improvement in our Business and Aliant segments offset by the weaker EBITDA performance of our Consumer and Other Bell Canada segments.
     EBITDA margin for BCE was 38.4% in the third quarter and 39.5% year-to-date, down 2.1 and 0.9 percentage points, respectively, compared with the same periods in 2004. Bell Canada’s EBITDA margin was 41.7% and 42.7% for the same periods, reflecting declines of 2.4 and

13    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

0.8 percentage points compared with last year. Although we are targeting a stable EBITDA margin for Bell Canada in 2005, we may not achieve this objective due primarily to the accelerated erosion of our legacy voice and data businesses and the timing of Galileo cost savings that will ramp up further in 2006.
     Wireless EBITDA this quarter increased by 8.7% on wireless revenue growth of 10.2%, despite the higher cost of acquiring 27% more gross subscribers compared with the third quarter of 2004. Primarily as a result of the incremental cost of subscriber acquisition, wireless EBITDA margin for Q3 2005 was 44.0% or 1.4 percentage points lower than the same period last year. On a year-to-date basis, wireless EBITDA improved 9.1%, which reflected wireless revenue growth of 10.1%. This increase was offset partly by the costs of acquiring 25% more customers this year, as well as by higher bad debt expense and customer service-related costs during the first half of the year, which resulted in a 0.6 percentage-point decline in EBITDA margin to 42.7%.
     Wireless COA increased 13.4% to $432 per gross activation in the third quarter of 2005 from $381 per gross activation for the same three-month period in 2004. Higher COA was driven by an increase in hardware subsidies incurred to acquire higher average revenue per user (ARPU) and long-term contract customers, as well as by an increase in promotions and advertising costs due to the competitive environment. Conversely, on a year-to-date basis, COA decreased 2.4% to $405 per gross activation in 2005 from $415 per gross activation for the comparable period last year. In this case, the improvement was attributable mainly to higher gross activations, offset partly by greater hardware subsidization and marketing spend.
     Video EBITDA increased both on a quarterly and year-to-date basis to $12 million and $22 million, respectively, compared with negative $16 million and negative $15 million for the same periods in 2004, despite higher costs incurred to acquire 61% and 49% more gross activations and to handle increased call volumes at our contact centres. The year-over-year improvements reflected an increased number of net activations on our new rental program, double-digit revenue growth driven by a higher average number of subscribers in combination with higher ARPU, and continued focus on cost containment.
     The COA for video services in both the third quarter and first nine months of 2005 decreased by 34% to $360 and $388 per gross activation, respectively, from $548 and $586 per gross activation in the same periods last year. The significant improvements can be attributed primarily to the capitalization of STB and installation costs associated with our new rental program, more favourable STB pricing due to the negotiation of a new supply contract and the increased purchasing power of a stronger Canadian dollar, offset partially by a higher number of customers taking additional STBs and promotional offers.

Amortization expense

Amortization expense of $803 million in Q3 2005 and $2,368 million on a year-to-date basis in 2005 represent increases of 4.4% and 2.7%, respectively, compared to the same periods last year. This was a result of an increase in our capital asset base from capital spending that continues to be higher than asset retirements.

Net benefit plans cost

The net benefit plans cost of $108 million in Q3 2005 and $315 million on a year-to-date basis in 2005 represents increases of 77% and 67%, respectively, compared to the same periods last year. The increases resulted mainly from:

  a reduction in the discount rate from 6.5% to 6.2%, which resulted in an increase in the accrued benefit obligation of our pension plans a reduction in plan asset base due to the amortization of investment losses experienced in 2001 and 2002 fully amortizing in 2004 the savings relating to the transitional asset that arose upon the adoption of new accounting rules in 1987 an increase in the pension obligations from the early retirement program implemented in 2004.

14    Bell Canada Enterprises  2005 Quarterly Report

Restructuring and other items

We recorded restructuring and other items of $31 million in Q3 2005 and $32 million on a year-to-date basis in 2005, which consisted mainly of:

  charges of $22 million in Q3 2005 and $24 million on a year-to-date basis in 2005 related to new restructuring initiatives for the involuntary departure of approximately 300 employees charges of $9 million in Q3 2005 and $31 million on a year-to-date basis in 2005 related to relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.

The year-to-date charges were partly offset by a $25 million credit in Q1 2005 for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated.
     We recorded restructuring and other items of $1,081 million in Q3 2004 and $1,098 million on a year-to-date basis in 2004, which consisted of:

  a restructuring charge of approximately $985 million in Q3 2004 relating to the employee departure program at Bell Canada other costs of $96 million in Q3 2004 mostly for future lease costs for facilities that were no longer needed, asset write-downs and other provisions a $110 million provision recorded in Q2 2004 for cost overruns on a contract with the Government of Alberta partly offset by:

  $75 million recorded in Q2 2004 relating to an agreement reached between BCE Inc. and MTS to settle lawsuits

  $23 million recognized in Q2 2004 for the reversal of restructuring provisions that were no longer necessary, since the actual payments made to employees were lower than estimated.

Net earnings / Earnings per Share (EPS)

Net earnings applicable to common shares for Q3 2005 were $441 million, or $0.48 per common share, significantly higher than net earnings of $82 million, or $0.09 per common share, for the same period last year. Included in the third quarter earnings this year was a net charge of $21 million for restructuring and other items, compared to a net charge of $402 million from restructuring and other items and net gains on investments in Q3 2004. Net earnings before restructuring and other items and net gains on investments of $462 million, or $0.50 per common share, were down $22 million, or $0.02 per share, representing a decrease of 3.8% over last year.
     The decline in Q3 2005 can be attributed to lower EBITDA and higher pension and amortization expense, partly offset by net income tax savings, including the impact from the loss monetization program between Bell Canada and Bell Canada International Inc. (BCI) (see Related Party Transactions).
     On a year-to-date basis, net earnings applicable to common shares were $1,478 million, or $1.60 per common share, 34% higher than net earnings of $1,106 million, or $1.20 per common share, for the same period last year. Included in year-to-date earnings this year was a net gain of $6 million from net gains on investments and restructuring and other items, compared with a net charge of $349 million for the same period last year. Net earnings before restructuring and other items and net gains on investments of $1,472 million, or $1.59 per common share, were up $17 million, or $0.02 per share, representing an increase of 1.2% over last year.
     On a year-to-date basis, the improvement in EPS before restructuring and other items and net gains on investments is attributed to a higher EBITDA, which, combined with the impact from the loss monetization program between Bell Canada and BCI, more than offset the increase in pension and amortization expense.

15    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis
Segmented Analysis
	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Operating revenues
Consumer	1,929	1,908	1.1%		5,675	5,591	1.5%
Business	1,516	1,440	5.3%		4,493	4,316	4.1%
Aliant	520	497	4.6%		1,562	1,527	2.3%
Other Bell Canada	500	486	2.9%		1,464	1,428	2.5%
Inter-segment eliminations	(139)	(125)	(11.2%	)	(401)	(378)	(6.1%	)

Total Bell Canada	4,326	4,206	2.9%		12,793	12,484	2.5%
Other BCE	732	679	7.8%		2,315	2,052	12.8%
Inter-segment eliminations	(107)	(107)	0.0%		(318)	(341)	6.7%

Total operating revenues	4,951	4,778	3.6%		14,790	14,195	4.2%

Operating income
Consumer	479	569	(15.8%	)	1,557	1,655	(5.9%	)
Business	213	245	(13.1%	)	674	713	(5.5%	)
Aliant	105	71	47.9%		291	245	18.8%
Other Bell Canada	111	(898)	n.m.		349	(649)	n.m.

Total Bell Canada	908	(13)	n.m.		2,871	1,964	46.2%
Other BCE	49	38	28.9%		252	177	42.4%

Total operating income	957	25	n.m.		3,123	2,141	45.9%

n.m.: not meaningful

Consumer revenues

Consumer revenues increased by 1.1% in the third quarter of 2005 and by 1.5% for the first nine months of 2005 to $1,929 million and $5,675 million, respectively. Video, data, wireless, and terminal sales and other revenues contributed 2.0%, 1.1%, 1.0%, and 0.6%, respectively, to overall consumer revenue growth in Q3 2005, offset partly by a negative contribution of 2.4% from long distance and 1.2% from local and access services. In the first nine months of the year, wireless, video, data and terminal sales and other revenues contributed 1.5%, 1.4%, 1.2%, and 0.3% to the overall growth, offset partly by a negative contribution from long distance and local and access services of 1.0% and 1.9%, respectively. Both the quarterly and year-to-date results for 2005 were driven by the continued expansion of our wireless, video and high-speed Internet subscriber bases and an increase in video ARPU, offset partly by lower long distance revenues due to ongoing price competition, as well as a decline in local and access revenues brought about by an acceleration in NAS losses and continued wireless long distance prepaid and VoIP substitution. Although overall consumer revenue growth slowed somewhat compared with previous quarters, this result was anticipated given increased competition from cable telephony offerings and other alternative VoIP providers, which adversely affected long distance and local and access service revenues.

Wireless

Consumer wireless revenues increased year-over-year both this quarter and year-to-date, mainly as a result of a higher average number of customers compared with last year and price increases for certain services and features. Although subscriber momentum continued during the third quarter of 2005, fuelled by attractive new handsets, applications such as our ‘10-4’ service and seasonal “back-to-school” promotions, overall revenue growth was dampened by a higher proportion of customers choosing prepaid service or postpaid monthly rate plans that included up to six months of free unlimited local airtime. In addition, on a year-to-date basis, revenue growth was impacted negatively by the billing and retention credits issued in Q1 2005 to

16    Bell Canada Enterprises  2005 Quarterly Report

compensate customers for billing errors and delays that occurred following implementation of our new billing platform last year. The issuance of customer credits returned to normal levels in Q2 2005.
     (For further information about our wireless business, please see Wireless within our Product Line Analysis.)

Video

Our video revenues grew by 17.8% this quarter to $251 million from $213 million last year, as a result of a higher average number of subscribers and higher ARPU. Similarly, on a year-to-date basis, our video revenues grew by 12.2% to $708 million.
     We had a strong Q3 with the addition of 82,000 new net video customers, a 148% increase compared with the 33,000 net activations achieved in the third quarter of 2004. These additions contributed to a 14.9% year-over-year increase in our video customer base to 1,677,000. The strong improvement in net activations this quarter and year-to-date was driven by the positive impact of our STB rental program and included the addition of 12,500 subscribers from the acquisition of Cable VDN.
     Our ARPU this quarter increased to $51 per month from $48 per month in Q3 2004 as a result of a price increase implemented in March 2005 and up-selling initiatives, offset partially by bundle and retention discounts. On a year-to-date basis, ARPU increased by $1 to $49 per month as the March price increase and a shift in the product mix towards higher priced programming packages were partially offset by lower pay-per-view revenues and bundle discounts. On October 1, 2005, we implemented a $2 increase on our basic packages for all new customers.
     Our video churn rate improved by 0.1 percentage points, year-over-year, to 1.0% this quarter and 0.9% year-to-date, compared with 2004, reflecting the continued success of our multi-product household strategy and the requirement that, as of August 1, 2004, all new video customers have contracts.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During this quarter, we completed the deployment of a new conditional access system commenced in 2004 (our card swap program). All new customers since August 2004 have been supplied with the new system and, over the past year, we have been replacing old smart cards for all remaining customers. As of July, 2005, customers can only receive direct-to-home (DTH) video and audio services over the new conditional access system. In addition to the card swap, we continued our ongoing efforts against television signal theft, including sophisticated set-top-box tracking systems and specific point-of-sale practices such as obtaining customer photo identification and credit card information, aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology, and enforcement of policies with authorized retailers to combat piracy including a zero tolerance policy for activities related to signal theft.

Data

Consumer data revenues grew this quarter and year-to-date, fuelled by growth of 24% in our high-speed Internet subscriber base and an increase in revenues from our Sympatico.MSN.ca web portal and Bell Sympatico value-added services. Our Sympatico.MSN.ca portal revenues increased by 58% over the third quarter of 2004. The portal currently averages 16.3 million unique visitors per month, or 85% of online Canadians.

17    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

     Consumer high-speed Internet net additions were stronger this quarter and year-to-date compared with last year. This was driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts and improved retention strategies. The introduction of lower priced high-speed services, such as Basic Lite, that are geared towards the very price sensitive segments of the market has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. In Q3 2005, 58% of Internet gross activations subscribed to high-speed products.
     At the beginning of Q4 2005, we launched kidsmania, a subscription-based service that offers more than 50 interactive and educational games and activities for children.
     (For further information about our data business, please see Data within our Product Line Analysis.)

Wireline

Local and access revenues, which represents the largest proportion of our Consumer segment revenues, declined this quarter and year-to-date compared with the same periods last year, due mainly to NAS declines which resulted in lower NAS and related SmartTouch feature revenues, offset partly by an increase in wireline maintenance plans. NAS decreased both this quarter and year-to-date as a result of losses to competitive local exchange carriers (CLECs), cable telephony offerings, VoIP providers, continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, and customers substituting wireline with wireless telephone service. The rate of year-over-year NAS losses increased this quarter as a competitor expanded the footprint of its low-priced cable telephony offering in Québec, while several other cable operators launched new telephony offerings in certain Ontario and Québec markets.
     Long distance revenues were lower both this quarter and year-to-date compared with the same periods last year, mainly reflecting lower average revenue per minute (ARPM). Lower ARPM reflected competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle and a lower volume of higher priced overseas minutes. Overall minute volumes in 2005 were slightly lower than last year as usage gains stemming from our bundle product were more than offset by losses to non-traditional long distance providers.
     (For further information about our wireline business, please see Local and access and Long distance within our Product Line Analysis.)

Consumer operating income

Our Consumer segment reported operating income of $479 million this quarter, down 15.8% compared with the third quarter of 2004. This decrease was due primarily to a higher rate of decline in our high-margin residential NAS wireline customer base, higher expected acquisition costs from stronger wireless subscriber growth, higher marketing costs related to an increased level of advertising, higher contact centre costs driven by increased customer call volume and handle time, as well as to higher amortization expense and increased net benefit plans cost. This was partially offset by higher revenues and savings associated with our Galileo cost-reduction initiatives. For the first nine months of the year, despite revenue growth of 1.5%, operating income decreased by 5.9%, year-over-year, to $1,557 million as a result of higher wireless bad debt expense in Q1 2005 and the expense pressures discussed previously.

Business revenues

Business segment revenues for the three and nine months ended September 30, 2005 were $1,516 million and $4,493 million, respectively, representing increases of 5.3% and 4.1% compared with the same periods one year

18    Bell Canada Enterprises  2005 Quarterly Report

earlier. Our SMB and Enterprise units contributed 2.8% and 1.7%, respectively, of the total growth in business revenues for Q3 2005, while our other business units (comprised of Bell West and Group Telecom) contributed 0.8%. On a year-to-date basis, our SMB and Enterprise units accounted for the entire improvement, contributing 2.7% and 1.4%, respectively. For both the quarter and year-to-date, the increases in data and wireless revenues from our Enterprise and SMB units were partially offset by declines in long distance and local and access revenues, due to further erosion of our legacy wireline business as competitive pressures intensified and as our customers continued migrating their voice and data traffic to IP-based systems. The results for 2005 include the positive contribution to revenues from the acquisition of Group Telecom in November 2004.

Enterprise

Revenues for our Enterprise unit were positively impacted this quarter by strong wireless growth, which was fuelled by customers subscribing to higher-priced plans and greater long distance and roaming usage, and by higher data revenues, which included proceeds from the sale of customer contracts related to legacy point-of-sales systems. Data revenue growth was more organic in Q3 2005 as we have now realized the full benefit of the Infostream Technologies Inc. and Elix Inc. acquisitions made in Q2 2004. In addition, lower long distance and local and access revenues, stemming from the ongoing erosion of legacy voice and data services and the re-price of some existing wireline business in response to competition within the large enterprise market segment, negatively impacted revenue growth this year.
     On a year-to-date basis in 2005, data delivered strong year-over-year improvement, even when excluding the impact of acquisitions, due to solid growth of our IP-based connectivity and ICT (or VAS) revenues. ICT revenues have grown by 40% this year, compared with the first nine months of last year, mostly as a result of acquisitions, organic growth, and customer outsourcing.
     During the quarter, we continued to broaden our ICT solutions portfolio through acquisitions of The Createch Group, a Québec-based professional services firm specializing in business process optimization and IT integration, and a majority interest in end2end Software Corp., a developer of work flow solutions for the capital markets sector.
     We signed a number of new contracts during the quarter that span over a two to five-year period, including deals with:

  Aéroports de Montréal to provide a fully integrated end-to-end communications services solution consisting of standard telecom services, IP telephony, WiFi coverage and digital signage

  Megatrade for standard telecom applications, hosting services and implementation of an IP-VPN network

  CIBC to provide and manage DSL and IP-VPN services for its remote automated bank machine (ABM) network.

SMB

The SMB unit delivered its best quarter since the launch of its VCIO strategy in 2003, contributing significantly to the solid financial performance of our Business segment. Revenues generated from SMB customers increased this quarter and on a year-to-date basis as increases in data, wireless and terminal sales and other revenues more than compensated for the decreases in long distance and local and access revenues. Despite a highly competitive market environment, data revenue growth was driven by the continued strong traction of our VCIO strategy and cross-selling opportunities with companies acquired in the last year (including Nexxlink Technologies Inc. and CSB Systems, which are a part of Bell Business Solutions Inc.), which resulted in higher terminal equipment and VAS sales. The growth in data revenues in Q3 2005 was tempered somewhat by a reduction in the number of new DSL high-speed Internet access service connections, due mainly to service issues associated with the Entourage labour dispute. Long distance revenues decreased, due mainly to the combined impact of lower volumes and competitive pricing pressures, and a weakening pay-phone business that is directly attributable to wireless and Internet substitution. Similarly, local and access revenues were also lower due to pressure from our declining pay-phone business, NAS losses to alternative telephony providers, and lower wireline access installation fees resulting from reduced order activity.

19    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis
Bell West

Bell West continued to grow its Enterprise and SMB customer bases leading to increases in local and access and long distance revenues both this quarter and on a year-to-date basis. However, data revenues decreased, reflecting lower construction revenue in 2005 compared with last year from a contract to build a next-generation network for the Government of Alberta (GOA) (Alberta SuperNet). At the end of Q3 2005, we completed construction of the Alberta SuperNet and currently are awaiting completion of service acceptance by the GOA. Continued strong fibre and customer premise equipment (CPE) sales, particularly from wholesale customers, contributed to higher terminal sales and other revenue for both the third quarter and first nine months of 2005.

Group Telecom

In November 2004, we acquired the Canadian operations of 360networks Corporation, including GT Group Telecom Inc., (collectively 360networks) as well as certain U.S. network assets. This acquisition increased our customer base and gave us an extensive fibre network across major cities in Western Canada. The Business segment now reflects the retail portion of this acquisition, operating in Western Canada as the Group Telecom unit within Bell Canada.

Business operating income

Business segment operating income for the third quarter and first nine months of 2005 decreased by 13.1% and 5.5%, respectively, to $213 million and $674 million, due mainly to higher net benefits plans cost and amortization expense, as well as to margin pressure from the loss of higher-margin legacy voice and data business brought to the competition and the continuing shift of voice and data traffic to lower-margin IP-based growth services. These negative impacts were partially offset by a year-over-year increase in revenues.
     In the Enterprise unit, operating income decreased for the quarter and year-to-date, reflecting margin pressure from the shift in product mix towards IP services, higher operating expenses related to sales activity that should lead to further migration of customer connections to IP in future quarters, as well as by higher amortization expense and net benefit plans cost. These declines were somewhat offset by solid revenue gains and steady progress on various Galileo-related cost reduction initiatives.
     Our SMB unit had lower operating income year-to-date, compared with the same period in 2004, due to higher amortization expense, higher net benefit plans cost and higher operating expenses stemming from the recent business acquisitions of Nexxlink and CSB, offset partially by strong revenue performance. However, for the quarter, due to more focused cost management, particularly with respect to non-cost of goods sold related expenses, operating income improved year-over-year.
     Bell West recorded lower operating income in the third quarter and first nine months of 2005, due primarily to lower data revenues from construction revenues for the Alberta SuperNet and higher amortization expense. We also recorded a $110 million provision in the second quarter of 2004 for cost overruns on the GOA contract, which was recorded under the caption Restructuring and other items in the Other Bell Canada segment.

Aliant revenues

Aliant segment revenues were $520 million in the third quarter and $1,562 million year-to-date, reflecting increases of $23 million, or 4.6%, and $35 million, or 2.3%, respectively, compared with the same periods last year. Continued strong growth in wireless and Internet services, as well as

20    Bell Canada Enterprises  2005 Quarterly Report

a recovery from the 2004 labour disruption offset declines in other areas due to impacts of competition, wireless and Internet substitution, and regulatory restrictions.
     Aliant’s wireless revenue increased in the third quarter and year-to-date, compared with the same periods last year, driven by a 10.9% year-over-year increase in Aliant’s wireless customer base and higher ARPU. Subscriber results included a 25% increase in digital customers, reflecting Aliant’s strong market position that is supported by a comprehensive dealer network, broad product selection, attractive pricing offers and extensive service area coverage. In addition, ARPU increased in the quarter, reflecting the impacts of a higher percentage of customers subscribing to digital service and an increase in average minutes of use.
     Data revenues increased in the third quarter, but declined on a year-to-date basis, as higher Internet revenues were more than offset by other data revenue declines from the continued rationalization of circuit networks by customers and competitive pricing pressures. The CRTC’s CDN decision also had a negative impact on data revenues. The negative impact from the CDN decision amounted to $1 million in the quarter and $6 million year-to-date. The growth in Internet revenues was attributable to year-over-year subscriber growth of 6.9%, reflecting a 40% growth in Aliant’s high-speed Internet customer base. The expansion of the subscriber base reflected expansion of high-speed Internet service into new areas, the migration of dial-up customers to higher-speed products, successful marketing programs and an emphasis on bundling Internet service with other products. The impact of Aliant’s aggressive introductory offers that began late last year and ended in the first quarter of 2005, combined with a larger number of customers benefiting from discounts received with value packages, resulted in lower ARPU.
     Intense competition in the long distance market, substitution of long distance calling with Internet and wireless options by customers, and the use of contact centre management tools (such as integrated voice response systems) that reduce the duration of calls resulted in lower long distance revenues in the third quarter and first nine months of 2005, compared with the same periods last year.
     Local and access revenues in the third quarter and year-to-date decreased over the same periods in 2004. This reflected a 1.6% decline in the NAS customer base since Q3 2004, which occurred due to losses to the competition and technology substitution. In addition, the CRTC’s regulatory restrictions continue to place pressure on Aliant’s local and access revenue with respect to bundling and packaging of local services with other non-regulated services, and limitations imposed with respect to customer win-back promotions. Moreover, enhanced service features revenue also declined as a higher number of customers received bundling discounts.
     Terminal sales and other revenues increased for the third quarter and year-to-date, due mainly to higher product sales reflecting Aliant’s recovery from its 2004 labour disruption.

Aliant operating income

Aliant’s operating income was $105 million in the third quarter and $291 million year-to-date, reflecting an increase of $34 million, or 47.9%, and $46 million, or 18.8%, respectively, compared with the same periods last year. The full impact of growth and recovery from the 2004 labour disruption was partially offset by the impact of the CDN decision and an increase in pension and other post-employment benefits costs. Operating expense increases required to drive revenue growth were contained by sound expense management and reflected the cost savings from Aliant’s 2004 voluntary early retirement program.

Other Bell Canada revenues

Other Bell Canada segment revenues of $500 million for the quarter and $1,464 million for the first nine months of 2005, reflected increases of $14 million, or 2.9%, and $36 million, or 2.5%, respectively, compared with the same periods last year. These improvements were due mainly to higher revenues at our wholesale unit, resulting from the acquisition of the wholesale portion of 360networks in the fourth quarter of last year, fibre and access capacity sales in Q3 2005, the early termination of a cross-border facilities contract in Q2 2005 and a favourable ruling by the CRTC with respect to subsidies for serving

21    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

high cost areas at Télébec Limited Partnership (Télébec) in Q1 2005. This was partly offset by the impact of the CDN decision, which reduced revenues by $15 million in Q3 2005 and $41 million year-to-date, and by continued pressure on long distance and data revenues due to competitive pricing and customers migrating services onto their own network facilities.

Other Bell Canada operating income

Operating income for the Other Bell Canada segment was $111 million this quarter, up from a loss of $898 million in Q3 2004, while on a year-to-date basis operating income was $349 million compared with a loss of $649 million in the same period last year. The year-over-year increases resulted mainly from restructuring and other items recorded in Q3 2004 related mostly to the employee departure program, various Galileo-related cost saving initiatives and an improvement in year-to-date bad debt expense. These impacts were partially offset by incremental salaries and higher cost of goods sold associated with the wholesale operations of 360networks acquired in Q4 2004, the impact of the CDN decision and higher costs associated with a larger volume of termination minutes stemming from a greater southbound U.S. traffic.

Other BCE Revenues

Bell Globemedia’s revenues for the quarter were $335 million, up 10.9% from Q3 of last year. On a year-to-date basis, Bell Globemedia’s revenues grew 7.4% to $1,090 million. Total advertising revenues grew by 11.5% this quarter and by 8.0% year-to-date, reflecting strong television ratings as CTV Television held 10 of the top 10 and 15 of the top 20 regularly scheduled programs during the summer season among all viewers and increased classified and national advertising sales at The Globe and Mail. On a year-to-date basis strong growth in advertising revenues in conventional and specialty television helped to offset the loss of advertising from hockey broadcasts on our sports specialty channels TSN and RDS. Bell Globemedia’s subscriber revenues grew by 8.2% this quarter and by 5.9% year-to-date, reflecting strong specialty channel growth and increased online subscription at The Globe and Mail, as well as an increase in the home delivery rate for The Globe and Mail implemented at the beginning of 2005.
     Telesat’s revenues increased by 23% to $112 million this quarter and by 37% to $357 million on a year-to-date basis, primarily as a result of higher revenues from its network for Interactive Distance Learning services, its acquisition of The SpaceConnection, Inc. (SpaceConnection), and Ka-band revenues from Anik F2. SpaceConnection was acquired in January 2005 and is a provider of programming-related satellite transmission services to major U.S. television networks and cable programmers.
     Anik F2 began commercial service in October 2004 and was the world’s first satellite to commercialize the Ka frequency band, enabling two-way high-speed Internet access services to consumers and businesses in Canada and the U.S. In May 2005, Telesat launched its new two-way high-speed Internet access service using the Ka band of Anik F2. This service is available to consumers through multiple distributors across Canada, including Barrett Xplore Inc., a wireless broadband service provider, Télébec, NorthernTel Limited Partnership, a subsidiary of Northwestel Inc. and Infosat Communications Inc.
     On September 8, 2005, Telesat announced the launch of its new satellite, Anik F1R. On October 1, 2005, this satellite was transferred into service and is now providing capacity for broadcasters, home satellite television services and telecommunications.

	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Bell Globemedia	335	302	10.9%		1,090	1,015	7.4%
Telesat	112	91	23.1%		357	260	37.3%
CGI	270	274	(1.5%	)	818	736	11.1%
Other	15	12	25.0%		50	41	22.0%

Other BCE revenues	732	679	7.8%		2,315	2,052	12.8%

22    Bell Canada Enterprises  2005 Quarterly Report

     Our share of CGI revenues decreased this quarter by 1.5% to $270 million as it was no longer benefiting from a year-over-year uplift in revenues from its purchase of AMS last year. However, on a year-to-date basis revenues increased by 11.1% to $818 million, reflecting the contribution from the AMS acquisition.

Other BCE operating income

Operating income for the Other BCE segment grew by 29% this quarter to $49 million and by 42% to $252 million on a year-to-date basis, reflecting growth in operating income at Bell Globemedia, Telesat and CGI.
     Bell Globemedia’s operating income grew by 26% this quarter and by 37% on a year-to-date basis, reflecting revenue gains and lower sports specialty programming costs due to the NHL lockout. Telesat’s operating income grew by 10.3% this quarter and by 18.3% on a year-to-date basis, reflecting higher revenues, offset partly by Space-Connection’s operating expenses, network equipment costs for Interactive Distance Learning services and higher amortization expense related to Anik F2 and Space-Connection. Our share of CGI’s operating income increased by 16.7% this quarter and by 4.3% year-to-date, reflecting synergies achieved from the AMS acquisition in 2004 and the termination of a number of unprofitable contracts.

Product Line Analysis
REVENUES	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

Local and access	1,367	1,395	(2.0%	)	4,103	4,175	(1.7%	)
Long distance	510	589	(13.4%	)	1,566	1,767	(11.4%	)
Wireless	801	727	10.2%		2,285	2,076	10.1%
Data	1,001	915	9.4%		2,918	2,677	9.0%
Video	251	213	17.8%		708	631	12.2%
Terminal sales and other	396	367	7.9%		1,213	1,158	4.7%

Total Bell Canada	4,326	4,206	2.9%		12,793	12,484	2.5%

Local and access

Local and access revenues of $1,367 million for the quarter and $4,103 million year-to-date decreased by 2.0% and 1.7%, respectively, compared with the same periods in 2004, mainly as a result of lower NAS and lower Smart-Touch feature revenues, partly offset by gains from wireline insurance and maintenance plans.
     NAS in service declined by 322,000 or 2.5% since the third quarter of 2004, as a result of losses to CLECs, cable operators offering local telephone service, and VoIP providers, as well as continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines and wireline to wireless substitution. This year-over-year decrease reflected a higher level of NAS losses than previous quarters, as a major cable operator expanded the footprint of its low-priced cable telephony offering in certain of our Québec markets and other competitors launched new cable telephony offerings in certain Ontario and Québec markets.

23    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis
Long distance

Long distance revenues were $510 million for the quarter and $1,566 million for the first nine months of 2005, reflecting year-over-year decreases of 13.4% and 11.4%, respectively, compared with the same periods in 2004. Lower long distance revenues affected all Bell Canada segments, particularly our Consumer and Business segments. Overall minute volumes increased slightly both this quarter and year-to-date by 1.1% and 1.7%, respectively, to 4,484 million and 13,739 million conversation minutes, compared with the same periods in 2004. However, ARPM decreased by $0.015 in both the third quarter and first nine months in 2005 to reach $0.105 and $0.104, respectively, reflecting competitive pricing pressures in our consumer, business and wholesale markets, the impact of our $5 Long Distance Bundle (which we stopped offering at the beginning of Q3 2005), and a higher volume of minutes from international prepaid calling cards.

Wireless

Gross wireless activations increased by 27% this quarter to 358,000, up from 281,000 for the same period last year. Postpaid gross activations accounted for 68%, or 243,000, of the total number of gross activations this quarter, representing a 14.1% increase compared with Q3 2004, while prepaid gross activations improved by 69% to make up the other 115,000 gross activations. Postpaid growth was

	Q3 2005	Q3 2004	% CHANGE		YTD 2005	YTD 2004	% CHANGE

ARPU ($ / month)	51	50	2.0%		49	49	–
Postpaid	63	63	–		60	61	(1.6%	)
Prepaid	14	12	16.7%		13	12	8.3%
Cellular & PCA Gross
Activations (k)	358	281	27.4%		1,016	811	25.3%
Postpaid	243	213	14.1%		717	622	15.3%
Prepaid	115	68	69.1%		299	189	58.2%
Churn (average per month)	1.5%	1.2%	(0.3	) pts	1.6%	1.3%	(0.3	) pts
Postpaid	1.5%	1.0%	(0.5	) pts	1.5%	1.1%	(0.4	) pts
Prepaid	1.6%	1.9%	0.3	pts	1.8%	1.9%	0.1	pts
Cellular & PCS Net
Activations (k)(1)	123	109	12.8%		306	296	3.4%
Postpaid(1)	50	95	(47.4%	)	162	242	(33.1%	)
Prepaid	73	14	n.m.		144	54	n.m.
Cellular & PCS
Subscribers (k)	5,231	4,708	11.1%		5,231	4,708	11.1%
Postpaid	3,886	3,595	8.1%		3,886	3,595	8.1%
Prepaid	1,345	1,113	20.8%		1,345	1,113	20.8%

(1)	In Q1 2005, we cancelled 45,000 non-paying postpaid customer accounts due to some residual issues stemming from our 2004 billing system migration.
n.m.: not meaningful

24    Bell Canada Enterprises  2005 Quarterly Report

fuelled by the launch of several new handsets, innovative applications such as our ‘10-4’ service, competitive rate-plan promotions, as well as our increased presence in western Canada. The significantly higher number of prepaid gross activations was driven mainly by the successful launch of Solo Mobile and the contribution of subscribers from Virgin Mobile. These results were achieved despite aggressive wireless offers in the market from our competitors that featured zero-dollar handsets and the longer-than-expected extension of certain seasonal promotions. Similarly, on a year-to-date basis, we had 1,016,000 gross activations, representing a 25.3% increase over the same period last year, comprising 717,000 postpaid gross activations and 299,000 prepaid gross activations.
     Our postpaid churn rate increased to 1.5% both this quarter and year-to-date from 1.0% and 1.1% in the same respective periods in 2004. The year-over-year increases reflected a stricter policy with respect to the application of customer credits and discounts and to the granting of hardware upgrades, as well as some residual impacts from our billing system migration that caused dissatisfaction among certain of our customers who deferred service deactivation until expiry of their contracts. Prepaid churn decreased to 1.6% and 1.8% for the third quarter and first nine months of 2005, respectively, from 1.9% for the same periods last year, due primarily to the success of our retention initiatives with respect to inactive customers, which included a new tiered prepaid pricing structure introduced last February designed to stimulate usage by charging customers $0.30 per minute for the first two minutes with the remainder of the call at $0.05 per minute. Overall, our blended churn rate increased to 1.5% this year quarter and 1.6% year-to-date, compared with 1.2% and 1.3%, respectively, for same periods in 2004.
     As a result of strong year-over-year growth in gross activations, the number of net additions also increased despite higher overall customer churn. Net additions of 123,000 in Q3 2005 represented a 12.8% increase over the same quarter last year. This improvement was driven by a more than four-fold increase in prepaid net additions to 73,000, offset partly by lower postpaid net additions, which decreased by 47% to 50,000 due to higher churn. On a year-to-date basis, our 306,000 net additions were 3.4% higher than the same period last year, despite higher deactivations and the cancellation of 45,000 non-paying customer accounts in Q1 2005 related to our billing system migration. On a year-to-date basis, 53% of net additions were on postpaid rate plans. Accordingly, our total cellular and PCS subscriber base expanded by 11.1% to reach 5,231,000 as at September 30, 2005 of which 74% were on postpaid rate plans.
     Wireless service revenues grew 10.2% this quarter and 10.1% year-to-date to $801 million and $2,285 million, respectively, compared with the same periods last year. In each case, the year-over-year improvement was driven by subscriber growth of 11.1% and solid ARPU results.
     Blended ARPU progressively improved each month of the third quarter, reaching $51 per month compared with $50 in Q3 2004. Despite a higher number of new prepaid activations, this improvement was achieved primarily as a result of price increases for certain services and features (including 911, 411, outbound text messaging, out-of-bundle minutes, reinstatement of connection fees on low-end consumer rate plans and introduction of hardware upgrade fees), a higher penetration of value-added services, increased data usage, and the continued strong wireless performance of our Business segment whose customers typically subscribe to higher-priced plans and utilize more long distance, roaming and data services. On a year-to-date basis, blended ARPU remained stable at $49 per month.
     Although our postpaid ARPU for the third quarter remained stable versus last year, at $63 per month, it increased on a sequential basis by $2. Year-over-year, higher value-added service and data revenues, fuelled by the growing popularity of text messaging and mobile Internet browser usage, were offset by lower out-of-bundle airtime usage, resulting from the popularity of certain price plans with an unlimited local use feature. The sequential increase in postpaid ARPU in Q3 2005 was driven by the success of some new higher-priced plans targeted at heavy users and BlackberryTM customers, continued traction of our ‘10-4’ service, and the price increases that we implemented at the beginning of the quarter. On a year-to-date basis, postpaid ARPU declined by $1 to $60 per month, compared

25    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

with the first nine months of 2004. The decrease can be attributed mainly to both the higher take-up rate of lower-priced plans and the application of customer billing and retention credits in Q1 2005.
     Prepaid ARPU increased to $14 per month this quarter and to $13 per month year-to-date, compared with $12 per month for the same periods last year. The improvement for Q3 2005 can be explained by the addition of higher-than-average ARPU subscribers from Solo and Virgin Mobile and higher overall usage brought about by a change in our prepaid pricing structure during Q1 2005. Year-to-date, higher prepaid ARPU for 2005 was also due to changes in the recognition of deferred revenues in Q2 2005 related to unused prepaid minutes expiring.

Data

Our data revenues increased by 9.4% this quarter and by 9.0% on a year-to-date basis to $1,001 million and $2,918 million, respectively, compared with the same periods last year. In the third quarter, we continued to benefit from growth in our high-speed Internet customer base and our ICT (or VAS) and VCIO strategies in our Enterprise and SMB business units. Data revenues also were impacted favourably by the sales of certain customer contracts and fibre and access capacity in our Enterprise and wholesale units. The year-to-date improvement was driven primarily by growth in high-speed Internet, ICT (or VAS) and IP-based services, as well as to business acquisitions completed over the last twelve months. In addition, the year-to-date results also reflected a one-time benefit from the early termination of a cross-border facilities contract in Q2 2005. For 2005, the year-over-year increases in both the quarter and year-to-date were partially offset by lower construction revenues from the GOA contract, a decline in legacy data revenues, price competition and the CDN decision which adversely affected revenues by $16 million in Q3 and $47 million year-to-date.
     The number of high-speed Internet subscribers increased by 106,000 this quarter and by 326,000 on a year-to-date basis, with a total subscriber count of 2,134,000. Stronger high-speed Internet net additions both this quarter and year-to-date were driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts, and improved retention strategies. The introduction of lower-priced, high-speed services that are geared towards the price sensitive segments of the market (such as our Basic Lite service) has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet services. Our high-speed Internet access footprint in Ontario and Québec reached 85% of homes and business lines passed at the end of the third quarter, compared with 81% at the same time last year.
     Total dial-up customers decreased to 621,000 at the end of the quarter from 775,000 at the end of Q3 2004, as dial-up customers migrated to higher-speed Internet services.

Video

See discussion under Consumer Segment.

Terminal sales and other

Terminal sales and other revenues were $397 million this quarter, or 8.2% higher than Q3 2004, and $1,214 million year-to-date, or 4.8% higher than the same period last year. In each case, the increase was due mainly to the favourable impact from several acquisitions (including those of Group Telecom and Entourage), growth in

26    Bell Canada Enterprises  2005 Quarterly Report

hardware sales primarily at Aliant and recovery from the Aliant labour disruption in 2004. This was offset partially by the impact of consumer promotions on wireless handset revenues despite an increase in the volume of devices sold. On a year-to-date basis, the increase was also due to higher equipment sales to business customers.

Other Items

Other income (expense)

Other expense of $1 million in Q3 2005 represents a decrease of $334 million over Q3 2004. The difference resulted mainly from:

  net gains on investments in Q3 2004 of $217 million on the sale of BCE Inc.’s 15.96% interest in MTS and $108 million on the sale of Bell Canada’s remaining 3.4% interest in YPG General Partner Inc. (YPG)

  a $13 million charge in Q3 2005 relating to the tax loss monetization program between Bell Canada and BCI (see Related Party Transactions)

partly offset by:

  an increase in foreign exchange gains.

On a year-to-date basis, other income decreased by $363 million to $30 million, which was further impacted by a $20 million charge in Q2 2005 relating to the tax loss monetization program between Bell Canada and BCI.

Interest expense

Interest expense of $247 million in Q3 2005 and $741 million on a year-to-date basis in 2005 represents declines of 2.4% and 2.2%, respectively, compared to the same periods last year. This was mainly from lower average interest rates from the refinancing of debt at lower rates.

Income taxes

Income taxes of $193 million in Q3 2005 reflected a significant increase compared to an income tax credit of $44 million for the same period last year. On a year-to-date basis, income taxes increased by $176 million to $687 million compared to the first nine months of 2004. The increases were primarily from:

  higher pre-tax earnings

  tax savings realized in Q3 2004 on the $325 million of gains on the sale of MTS and YPG due to the availability of capital loss carryforwards, partly offset by $45 million of restructuring charges that were not tax-affected partly offset by:

  $99 million of savings resulting from the tax loss monetization program between Bell Canada and BCI (see Related Party Transactions).

Non-controlling interest

Non-controlling interest of $57 million in Q3 2005 represents an increase of 21%, compared to the same period last year, which is mainly due to higher net earnings at Aliant and Bell Globemedia.
     Non-controlling interest of $193 million on a year-to-date basis in 2005 represents a 44% increase over the same period last year. It was reduced in 2004 by the $110 million provision on the contract with the Government of Alberta recorded in Q2 2004, as MTS owned a 40% interest in Bell West until August 2004.

Discontinued operations

Discontinued operations of $28 million on a year-to-date basis in 2004 consist mainly of a $26 million net gain on the sale of our 64% interest in Emergis Inc. (Emergis).

27    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Financial and Capital Management
 This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Financial and Capital Management Capital Structure
	Q3 2005	Q4 2004

Debt due within one year	1,263	1,276
Long-term debt	12,630	11,809
Less: Cash and cash equivalents	(475)	(380)

Total net debt	13,418	12,705
Non-controlling interest	2,892	2,908
Total shareholders’ equity	14,610	14,024

Total capitalization	30,920	29,637

Net debt to capitalization	43.4%	42.9%

Outstanding share data (in millions)
Common shares	927.3	925.9
Stock options	26.9	28.5

Our net debt to capitalization ratio was 43.4% at the end of Q3 2005, compared to 42.9% at the end of 2004. This resulted from higher net debt, partly offset by an increase in total shareholders’ equity.
     Net debt increased by $713 million to $13,418 million in the first nine months of 2005. The increase is attributed to $450 million of obligations under capital leases relating to the renewal of a number of lease financing arrangements and $396 million in cash invested in business acquisitions and other investments.
     Total shareholders’ equity increased $586 million to $14,610 million in the first nine months of 2005. This represents net earnings after the dividends we declared on common and preferred shares in the first nine months of 2005.

Cash Flows The table below is a summary of the flow of cash in to and out of BCE.
			YTD	YTD
	Q3 2005	Q3 2004	2005	2004

Cash flows from operating activities	1,686	1,828	4,075	4,212
Capital expenditures	(968)	(811)	(2,619)	(2,318)
Other investing activities	–	(2)	(26)	133
Cash dividends paid on common shares	(306)	(277)	(889)	(831)
Cash dividends paid on preferred shares	(21)	(21)	(64)	(64)
Cash dividends paid by subsidiaries to non-controlling interest	(47)	(44)	(157)	(139)

Free cash flow	344	673	320	993

Business acquisitions	(62)	(646)	(180)	(952)
Business dispositions	–	4	–	20
Increase in investments	(75)	(12)	(216)	(20)
Decrease in investments	–	707	7	713
Net issuance of equity instruments	12	8	25	16
Net issuance (repayment) of debt instruments	(76)	85	270	(217)
Financing activities of subsidiaries with third parties	(21)	(4)	(59)	(51)
Other financing activities	(27)	(18)	(82)	(34)
Cash provided by discontinued operations	–	12	10	196

Net increase in cash and cash equivalents	95	809	95	664

28    Bell Canada Enterprises  2005 Quarterly Report

Cash from operating activities

Cash from operating activities decreased 7.8%, or $142 million, to $1,686 million in Q3 2005, compared to Q3 2004. This was mainly a result of:

  a decrease in receipts from securitization of accounts receivable of $145 million a $75 million settlement payment from MTS in Q3 2004

partly offset by:

  a decrease in taxes paid of $107 million resulting from a refund received in Q3 2005.

Cash from operating activities decreased 3.3%, or $137 million, to $4,075 million in the first nine months of 2005. Year-to-date cash from operating activities was further impacted by:

  an increase of $106 million in payments relating to the employee departure programs at Bell Canada and Aliant an increase of $83 million in pension and other benefit plan payments, due mainly to Aliant’s voluntary contribution of $60 million in Q1 2005 a net increase in income taxes paid of $61 million, primarily related to the final instalment for 2004 paid in Q1 2005 which were substantially offset by:

  an improvement in cash earnings coming from higher EBITDA

  an improvement in accounts receivable collections, partly due to 2004 being impacted negatively by the implementation of a new wireless billing platform.

Free cash flow

Our free cash flow this quarter was $344 million, down from free cash flow of $673 million in the third quarter of last year. The decrease is due mainly to:

  a decrease of $142 million in cash from operating activities, as described above an increase in capital expenditures of $157 million

  an increase in dividends paid of $32 million.

Year-to-date free cash flow of $320 million, down from free cash flow of $993 million, was impacted further by Telesat insurance proceeds of $179 million received in the first nine months of 2004.

Capital expenditures

Capital expenditures were $968 million in Q3 2005, or 20.0% of revenues. This was 19.4% higher than the capital expenditures of $811 million, or 17.0% of revenues, in Q3 2004. On a year-to-date basis, capital expenditures were $2,619 million in the first nine months of 2005, or 17.7% of revenues. This was 13.0% higher than the capital expenditures of $2,318 million, or 16.3% of revenues, in the same period last year. The increases reflect the strategic investments in the Consumer segment, which include the FTTN expansion, the initial deployment of EVDO in certain of our markets, information technology (IT) efficiency projects to deliver cost savings, growth-related spending to support higher customer demand, as well as a return to more normal spending levels at Aliant after its labour disruption in 2004.

Other investing activities

Cash from other investing activities increased by $2 million in Q3 2005, compared to Q3 2004, and decreased by $159 million in the first nine months of 2005, compared to the same period last year. In 2004, cash from other investing activities included insurance proceeds that Telesat received for a malfunction on the Anik F1 satellite, amounting to $136 million in Q2 2004 and $179 million in the first nine months of 2004.

Cash dividends paid on common shares

We paid a dividend of $0.33 per common share in Q3 2005, which is $0.03 more than the dividend we paid in Q3 2004. On a year-to-date basis, we paid $0.99 per common share in the first nine months of 2005, compared to $0.90 per common share in the same period in 2004.
     In December 2004, the board of directors of BCE Inc. approved an increase of 10% or $0.12 per common share in the annual dividend on BCE Inc.’s common shares. As a result, starting with the quarterly dividend paid on

29    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

April 15, 2005, we expect to pay quarterly dividends on BCE Inc.’s common shares of approximately $306 million, based on the revised dividend policy. This assumes that there are no significant changes in the number of outstanding common shares. The total quarterly dividends equal $0.33 per common share, based on approximately 927 million common shares outstanding at September 30, 2005.

Business acquisitions

We invested $62 million in business acquisitions in Q3 2005 and $180 million in the first nine months of 2005. This consisted mainly of Bell Canada’s acquisition of Nexxlink in the first half of the year for $68 million and a number of other businesses.
     We invested $646 million in business acquisitions in Q3 2004 and $952 million in the first nine months of 2004. This consisted of:

  our purchase of MTS’ 40% interest in Bell West in Q3 2004 for $646 million to give Bell Canada 100% ownership of Bell West our 28.9% proportionate share of the cash paid for CGI’s acquisition of American Management Systems Incorporated (AMS) for $168 million

  Bell Canada’s purchase of:

  a 100% interest in Infostream Technologies Inc.

  100% of the assets required to carry on the business of Charon Systems Inc.

  a 100% interest in Accutel Conferencing Systems Inc. (Canada) and certain branches of Accutel Conferencing Systems (U.S.)

  a 75.8% interest in Elix Inc.

Increase in investments

Cash flows used for investments increased by $63 million to $75 million in Q3 2005, compared to the same period last year, due to an increase in highly liquid short-term investments.
     On a year-to-date basis, cash flows used for investments increased by $196 million to $216 million for the first nine months of 2005, compared to the same period last year. Year-to-date investment activity in 2005 reflects an investment by Bell Canada in Q1 2005 of US $100 million, for an approximate 12% interest, in Clearwire Corporation, a privately held company that offers advanced IP-based wireless broadband communications services.

Debt instruments

We repaid $76 million of debt, net of issues, in Q3 2005. The repayments included $150 million in debentures at Bell Canada, decreased borrowings in notes payable and bank advances of $65 million, and a $25 million reduction in Bell  Globemedia’s borrowings under its credit facilities. The issuances consisted of $200 million in debentures at Bell Canada.
     On a year-to-date basis in 2005, we issued $270 million of debt, net of repayments. The issuances included $900 million in debentures at Bell Canada and $150 million in medium-term notes at Aliant. The repayments included $750 million in debentures at Bell Canada.
     We issued $85 million of debt, net of repayments, in Q3 2004. The issues included a net increase of $173 million in notes payable and bank advances. The repayments included a $60 million reduction in Bell  Globemedia’s borrowings under its credit facilities.
     On a year-to-date basis in 2004, we repaid $217 million of debt, net of issues. The issuances were mainly at Bell Canada, which issued $450 million in debentures, and Bell Globemedia, which issued $300 million of senior notes and drew $50 million under its credit facilities. BCE Inc. repaid $351 million in retractable preferred shares and Bell Canada repaid $624 million in debentures and $114 million of bank debt.

30    Bell Canada Enterprises  2005 Quarterly Report

Cash relating to discontinued operations

Cash provided by discontinued operations was $196 million in the first nine months of 2004. This consisted mainly of net cash proceeds of $315 million from the sale of Emergis and $285 million from the sale of Emergis’ U.S. health operations and $96 million of cash generated from Emergis’ operations. This was partly offset by the deconsolidation of Emergis’ cash on hand of $512 million at December 31, 2003.

Credit Ratings

The table below lists our key credit ratings at November 1, 2005. On May 4, 2005, S&P(1) and DBRS(2) confirmed their ratings for BCE Inc. and Bell Canada, but revised their outlooks from stable to negative. On May 16, 2005, Moody’s(3) confirmed its ratings for BCE Inc. and Bell Canada, but revised its outlook from stable to negative.

Related Party Transaction

BCI loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income were presented on a net basis. The tax savings of $99 million, resulting from the interest expense, were presented as a reduction of income tax expense.
     This transaction was unwound on August 18, 2005, and was part of a tax loss consolidation strategy that followed the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell  Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     BCI will be compensated for the use of its losses by Bell Canada through a capital contribution of $87 million that will be made by BCE Inc. for 88% of the tax savings. BCE Inc.’s ownership interest in BCI remains at 62%. As a result:

  BCE Inc.’s carrying value of its investment in BCI was increased to reflect the increase in BCE Inc.’s share of the expected proceeds upon BCI’s eventual liquidation a charge to other income was recorded to reflect the non-controlling interest’s portion of the capital contribution to be made by BCE Inc.

		BCE INC.			BELL CANADA
	S&P	DBRS	MOODY’S	S&P	DBRS	MOODY’S

Commercial paper	A-1 (mid)	R-1 (low) / stable	P-2 / stable	A-1 (mid)	R-1 (mid) / negative	P-2 / stable
Extendable commercial notes	A-1 (mid)	R-1 (low) / stable	–	A-1 (mid)	R-1 (mid) / negative	–
Long-term debt	A- / negative	A / negative	Baa1 / negative	A / negative	A (high) / negative	A3 / negative
Preferred shares	P-2 (high)	Pfd-2 / negative	–	P-2 (high)	Pfd-2 (high) / negative	–

(1)	Standard & Poor’s, a division of The McGraw Hill Companies, Inc.
(2)	Dominion Bond Rating Services Limited
(3)	Moody’s Investors Service Inc.

31    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

Recent Developments in Legal Proceedings
 This section provides a description of recent developments in certain of the legal proceedings involving BCE described in the BCE 2004 AIF, filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in BCE Inc.’s 2005 First Quarter MD&A dated May 3, 2005 (BCE  2005 First Quarter MD&A) and BCE Inc.’s 2005 Second Quarter MD&A dated August 2, 2005 (BCE 2005 Second Quarter MD&A) also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR).

Liquidity

Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2004 MD&A.

Commitment under the deferral account

The deferral account resulted from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $148 million at September 30, 2005 and anticipate that it will be reduced to approximately $130 million by December 31, 2005, primarily due to the impact of the CDN decision. We expect to clear most of this amount in 2006 by implementing the initiatives that are approved by the CRTC for this purpose.

Recent Developments in Legal Proceedings

Lawsuits related to Bell Canada International Inc. (BCI)

6.75% and 6.50% Debenture holders lawsuit

On September 1, 2005, BCE and BCI announced that the Ontario Superior Court of Justice (Court) had approved the agreement reached on August 18, 2005 dismissing a class action lawsuit by former holders of BCI’s $250 million 6.75% convertible unsecured subordinated debentures against BCI, BCE and certain current and former directors of BCI. The Court approval provided for the dismissal of the action as against all defendants and completely disposed of the litigation without any payment by any such defendants in respect of damages.
     A similar action commenced by the Caisse de dépôt et placement du Québec (Caisse) with respect to the Caisse’s holdings of BCI’s $150 million 6.50% convertible unsecured subordinated debentures has been disposed of on the same basis, pursuant to an agreement previously reached with the Caisse and approved by the Court.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks of which we are currently not aware.
     In the BCE 2004 AIF, we provided a detailed review of the risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks, as updated in the BCE 2005 First Quarter MD&A and the BCE 2005 Second Quarter MD&A, is further updated in this MD&A. These risks include risks associated with:

  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, Galileo program savings, earnings per share, free cash flow and capital intensity;

  our ability to implement the significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services, required by our strategic direction;

  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results;

  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

32    Bell Canada Enterprises  2005 Quarterly Report

Risks That Could Affect Our Business
 This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.

For a more complete description of the risks that could affect our business, please see the section entitled Risks That Could Affect Our Business set out on pages 32 to 41 of the BCE 2004 AIF, as updated in the section entitled Risks That Could Affect Our Business set out on pages 23 to 26 of the BCE 2005 First Quarter MD&A and on pages 30 to 34 of the BCE 2005 Second Quarter MD&A, as further updated in this MD&A.

Please also refer to the BCE 2004 AIF for a detailed description of:

  the principal legal proceedings involving BCE;

  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

Please see Recent Developments in Legal Proceedings, at pages 22 and 23 of the BCE 2005 First Quarter MD&A, at page 30 of the BCE 2005 Second Quarter MD&A and in this MD&A, for a description of recent developments, since the BCE  2004 AIF, in the principal legal proceedings involving us.

In addition, please see Risks That Could Affect Certain BCE Group Companies – Bell Canada companies – Changes to Wireline Regulation in the section entitled Risks That Could Affect Our Business at pages 25 and 26 of the BCE  2005 First Quarter MD&A, at pages 32 to 34 of the BCE 2005 Second Quarter MD&A and in this MD&A, for a description of recent developments, since the BCE 2004 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

  our ability to improve productivity and contain capital intensity while maintaining quality of services;

  our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;

  the availability and cost of capital required to implement our business plan and fund capital and other expenditures;

  our ability to find suitable companies to acquire or to partner with;

  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively;

  the risk of litigation should BCE Inc. or Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;

  the risk of increased pension plan contributions;

  our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;

  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;

  our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend;

  stock market volatility;

  the risk that licences on which we rely to provide services might be revoked or not renewed when they expire;

  our ability to retain major customers;

  the risk that the amount of the expected annual savings relating to Bell Canada’s 2004 employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs;

  health concerns about radio frequency emissions; and

  launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

Updates to the Description of Risks

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 32 to 41 of the BCE 2004 AIF as updated at pages 23 to 26 in the BCE 2005 First Quarter MD&A and at pages 30 to 34 of the BCE 2005 Second Quarter MD&A. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the BCE 2004 AIF.

Risks that could affect certain BCE group companies

Bell Canada companies

Changes to Wireline Regulation

Competitor Digital Network Service
 As indicated in the BCE 2004 AIF, the CRTC released Decision 2005-6 on February 3, 2005 concerning Competitor Digital Network (CDN) services. On May 10, 2005, the CRTC directed competitors to identify their CDN–eligible demand to the incumbent telephone companies by June 27, 2005 and for the incumbent telephone companies to file updates to their deferral account by July 25, 2005 to take into account the impact of Decision 2005-6. On July 25, 2005, Bell Canada provided an update to the March 29, 2005 draw-down estimates but advised the CRTC that, due to the amount of time needed to complete the assessment of the CDN–eligible demand information provided by competitors, Bell Canada would not be in a position to provide a final estimate of the deferral account draw-down

33    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

amounts before September 23, 2005. In a letter dated September 1, 2005, the CRTC postponed the due date for the filing of updated estimates until certain outstanding issues related to CDN services currently before the CRTC are resolved. The CRTC also stated that it will provide direction to the incumbent telephone companies regarding the deadline to provide the updated deferral account estimates when it releases its decision regarding the issues being examined in Public Notice 2004-1: Review and disposition of deferral accounts for the second price cap period, which is expected before the end of the year.

Application Seeking Consistent Regulation and Regulatory Framework for VoIP
 Pursuant to the CRTC Decision 2005-28 released on May 12, 2005, Bell Canada filed VoIP tariffs for the following services with the CRTC. Bell Canada offers an access-independent VoIP service for the small business market called Business IP Voice (access-independent service customers can use any high-speed internet access service to connect with the Bell service), and an access-dependent consumer service called Bell Digital Voice (access-dependent service customers must use Bell’s wireline access service), in selected areas. Both of these services have received interim approval by the CRTC. Furthermore, on October 20, 2005, the CRTC provided interim approval of an application by Bell Canada to price Bell Digital Voice at different rates in the province of Québec than in Ontario.

Wireless Number Portability
 As indicated in the BCE 2004 AIF, the Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement in Canada portability between wireless services and between wireless and wireline services. Number portability will enable customers to retain the same phone number when changing service provider within the same local serving area. On April 21, 2005, the Canadian Wireless Telecommunications Association (CWTA), of which Bell Mobility is a member, announced that the members of the CWTA agreed to implement such portability in Canada. On September 12, 2005, the CWTA released a comprehensive report, developed by independent consultant PricewaterhouseCoopers (PwC), which identified the many tasks and issues that need to be addressed. The PwC report suggests that the implementation of such portability, as defined by the Government of Canada, can be implemented on a national basis by September 2007. On September 16, 2005 the CRTC issued Telecom Public Notice CRTC 2005-14, Implementation of Wireless Number Portability, which deals with a number of preliminary regulatory issues that are required to enable portability to proceed. The Public Notice also invites comments on the PwC proposed implementation target of September 2007. Bell Canada filed its comments on October 6, 2005.

Application to Change Bundling Rates
 On September 2, 2005, Bell Canada applied to the CRTC for a modification of the bundling rules applicable to customer-specific arrangements (CSAs), which are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
     At present, the CRTC requires that a CSA involving both tariffed and non-tariffed services (Mixed CSAs) be filed for approval with the CRTC before it can be provided to customers. Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements, provided that the revenues from a CSA exceed the price of the tariffed components of the CSA and provided that the CSA is not part of a practice designed to circumvent tariffs.

Bell Canada Proposals to Telecom Policy Review Panel
 On April 11, 2005 the Minister of Industry announced the creation of the Telecom Policy Review Panel (Panel) to conduct a review of Canada’s telecommunications policy and regulatory framework, and make recommendations. The Government of Canada has asked the Panel to deliver a final report by the end of 2005.
     The Panel itself called for submissions on all the issues within its mandate. On August 15, 2005, Bell Canada submitted its recommendations to the Panel including a proposal for the adoption of a comprehensive “next generation” regulatory framework that relies on market forces to the maximum extent possible as a means to ensure the telecommunications industry’s continued role as a key enabler of Canada’s overall economic performance. The

34    Bell Canada Enterprises  2005 Quarterly Report

proposal included detailed suggestions for significant changes to the Telecommunications Act and related statutes, and for the realignment of responsibilities for the CRTC, Industry Canada and the Competition Bureau. The proposal also recommended that the Minister of Industry issue a policy direction to the CRTC which would result in significant regulatory reform.
     There can be no guarantee that the Panel will adopt any or all of Bell Canada’s proposals, and even if they were adopted, that the Minister of Industry and Parliament would implement the Panel’s recommendations. Furthermore, a number of intervenors to the Panel have opposed the regulatory reforms suggested by Bell Canada and advocated different reforms including significantly expanding the extent of wholesale regulation of Bell Canada and other incumbent telephone companies’ facilities. There is a risk that the Panel could follow those recommendations and propose that they be adopted by the Minister of Industry and Parliament.

Licences for Broadcasting
 On August 2, 2005, Bell Canada acquired certain assets and the residential cable business of Cable VDN Inc. operating in Montréal. Bell Canada advised the CRTC that it was commencing operations in the Montréal service area under its Québec licence and that under this licence it was continuing the cable operations of Cable VDN Inc.

Licences and Changes to Wireless Regulation
 As indicated in the BCE 2004 AIF, companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada released its report in February 2005. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada convened a meeting of the wireless carriers and broadcasters and presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. It is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies.

Access to Bell Canada Loops for CLEC’s Customers Served Via Remotes
 On September 2, 2005, Rogers Telecom Inc. (Rogers) submitted an application pursuant to Part VII of the CRTC Telecommunications Rules of Procedure requesting that the CRTC direct Bell Canada to make unbundled loops, which are transmission paths between the users’ premises and the central office that are provided separately from other components, available to competitors in a timely manner in certain specified areas where Rogers is present. On October 3, 2005, Bell Canada provided its response to the Rogers’ application. In Bell Canada’s response it explained the reasons why in some areas where competitors are present and the competitors' potential end customer is served via a Bell Canada remote, unbundled loops should not have to be provided unless Bell Canada is compensated by competitors for the costs it incurs on their behalf.
     The cost to equip Bell Canada’s network in order to provide unbundled loops to competitors in locations where a potential competitor’s end customer is currently served via a Bell Canada remote could be significant should the CRTC grant Rogers’ request. It is anticipated that the CRTC will institute a further process to examine this matter prior to rendering a decision.

Telesat

During the third quarter of 2005, Telesat confirmed the insurance renewal on Nimiq 1. Nimiq 1 is now insured until the second quarter of 2006 for approximately its book value.

35    Bell Canada Enterprises  2005 Quarterly Report

Management’s Discussion and Analysis

     As indicated in the BCE 2004 AIF, in August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. This power decline required Telesat to construct and launch another satellite to maintain continuity of service to its customers. Anik F1R was successfully launched in September 2005 in time to ensure that service to Anik F1’s customers was not interrupted. Anik F1R is insured until the third quarter of 2006 for approximately its book value.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2004 MD&A.
     We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2004 MD&A.

36    Bell Canada Enterprises  2005 Quarterly Report

Consolidated Statements of Operations
FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(in $ millions, except share amounts) (unaudited)	2005	2004	2005	2004

Operating revenues	4,951	4,778	14,790	14,195

Operating expenses	(3,052)	(2,842)	(8,952)	(8,462)
Amortization expense	(803)	(769)	(2,368)	(2,305)
Net benefit plans cost (Note 4)	(108)	(61)	(315)	(189)
Restructuring and other items (Note 5)	(31)	(1,081)	(32)	(1,098)

Total operating expenses	(3,994)	(4,753)	(11,667)	(12,054)

Operating income	957	25	3,123	2,141
Other income (expense)	(1)	333	30	393
Interest expense	(247)	(253)	(741)	(758)

Pre-tax earnings from continuing operations	709	105	2,412	1,776
Income taxes (Note 6)	(193)	44	(687)	(511)
Non-controlling interest	(57)	(47)	(193)	(134)

Earnings from continuing operations	459	102	1,532	1,131
Discontinued operations	–	(2)	(1)	28

Net earnings	459	100	1,531	1,159
Dividends on preferred shares	(18)	(18)	(53)	(53)

Net earnings applicable to common shares	441	82	1,478	1,106

Net earnings per common share – basic
Continuing operations	0.48	0.09	1.60	1.17
Discontinued operations	–	–	–	0.03
Net earnings	0.48	0.09	1.60	1.20
Net earnings per common share – diluted
Continuing operations	0.48	0.09	1.60	1.16
Discontinued operations	–	–	–	0.03
Net earnings	0.48	0.09	1.60	1.19
Dividends per common share	0.33	0.30	0.99	0.90
Average number of common shares outstanding – basic (millions)	927.0	924.6	926.6	924.4

Consolidated Statements of Deficit
FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Balance at beginning of period, as previously reported	(5,005)	(5,368)	(5,424)	(5,837)
Accounting policy change (Note 1)	–	(8)	(8)	(8)

Balance at beginning of period, as restated	(5,005)	(5,376)	(5,432)	(5,845)
Net earnings	459	100	1,531	1,159
Dividends declared on preferred shares	(18)	(18)	(53)	(53)
Dividends declared on common shares	(306)	(277)	(918)	(832)
Other	(1)	–	1	–

Balance at end of period	(4,871)	(5,571)	(4,871)	(5,571)

37    Bell Canada Enterprises  2005 Quarterly Report

Consolidated Balance Sheets
	SEPTEMBER 30,	DECEMBER 31,
(in $ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	475	380
Accounts receivable	1,951	2,096
Other current assets	1,501	1,212

Total current assets	3,927	3,688
Capital assets	22,217	21,398
Other long-term assets	2,682	2,656
Indefinite-life intangible assets	2,973	2,916
Goodwill	8,577	8,413
Non-current assets of discontinued operations	104	50

Total assets	40,480	39,121

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,557	3,692
Interest payable	266	183
Dividends payable	325	297
Debt due within one year	1,263	1,276

Total current liabilities	5,411	5,448
Long-term debt	12,630	11,809
Other long-term liabilities	4,850	4,932
Non-current liabilities of discontinued operations	87	–

Total liabilities	22,978	22,189

Non-controlling interest	2,892	2,908

Shareholders’ equity
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,806	16,781
Contributed surplus	1,076	1,061
Deficit	(4,871)	(5,432)
Currency translation adjustment	(71)	(56)

Total common shareholders’ equity	12,940	12,354

Total shareholders’ equity	14,610	14,024

Total liabilities and shareholders’ equity	40,480	39,121

38    Bell Canada Enterprises  2005 Quarterly Report

Consolidated Statements of Cash Flows
FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	2005	2004	2005	2004

Cash flows from operating activities
Earnings from continuing operations	459	102	1,532	1,131
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	803	769	2,368	2,305
Net benefit plans cost	108	61	315	189
Restructuring and other items	31	1,081	32	1,098
Net gains on investments	–	(325)	(34)	(331)
Future income taxes	111	(183)	285	(96)
Non-controlling interest	57	47	193	134
Contributions to employee pension plans	(33)	(32)	(161)	(88)
Other employee future benefit plan payments	(24)	(13)	(69)	(59)
Payments of restructuring and other items	(24)	(12)	(153)	(39)
Operating assets and liabilities	198	333	(233)	(32)

Cash flows from operating activities	1,686	1,828	4,075	4,212

Cash flows from investing activities
Capital expenditures	(968)	(811)	(2,619)	(2,318)
Business acquisitions	(62)	(646)	(180)	(952)
Business dispositions	–	4	–	20
Increase in investments	(75)	(12)	(216)	(20)
Decrease in investments	–	707	7	713
Other investing activities	–	(2)	(26)	133

Cash flows used in investing activities	(1,105)	(760)	(3,034)	(2,424)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	(65)	173	121	123
Issue of long-term debt	200	10	1,191	1,410
Repayment of long-term debt	(211)	(98)	(1,042)	(1,750)
Issue of common shares	12	8	25	16
Issue of equity securities by subsidiaries to non-controlling interest	1	–	1	7
Redemption of equity securities by subsidiaries from non-controlling interest	(22)	(4)	(60)	(58)
Cash dividends paid on common shares	(306)	(277)	(889)	(831)
Cash dividends paid on preferred shares	(21)	(21)	(64)	(64)
Cash dividends paid by subsidiaries to non-controlling interest	(47)	(44)	(157)	(139)
Other financing activities	(27)	(18)	(82)	(34)

Cash flows used in financing activities	(486)	(271)	(956)	(1,320)

Cash provided by continuing operations	95	797	85	468
Cash provided by discontinued operations	–	12	10	196

Net increase in cash and cash equivalents	95	809	95	664
Cash and cash equivalents at beginning of period	380	577	380	722

Cash and cash equivalents at end of period	475	1,386	475	1,386

39    Bell Canada Enterprises  2005 Quarterly Report

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2004, on pages 82 to 121 of BCE Inc.’s 2004 annual report.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

Note 1: Significant accounting policies

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2004, except as noted below.

Comparative figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.

We have restated financial information for previous periods to reflect:

  the change in Aliant Inc.’s (Aliant) method of recognizing revenues and expenses from its directory business effective January 2005, as described below the change in classification to discontinued operations for minor business dispositions.

Change in accounting policy

Effective January 1, 2005, we defer and amortize revenues and expenses from Aliant’s directory business over the period of circulation, which is usually 12 months. Prior to January 1, 2005, we recognized revenues and expenses from Aliant’s directory business on the publication date. The impact on our consolidated statements of operations for the three months and nine months ended September 30, 2005 and the comparative periods was negligible. We did not restate the statements of operations for prior periods. At December 31, 2004, the restatement of the balance sheet resulted in:

  a decrease of $23 million in accounts receivable

  an increase of $1 million in other current assets

  a decrease of $8 million in accounts payable and accrued liabilities a decrease of $6 million in non-controlling interest

  an increase of $8 million in the deficit.

40    Bell Canada Enterprises  2005 Quarterly Report

Note 2: Segmented information The table below is a summary of financial information by segment.
		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30		2005	2004	2005	2004

Operating revenues
Consumer	External	1,902	1,893	5,620	5,552
	Inter-segment	27	15	55	39

		1,929	1,908	5,675	5,591

Business	External	1,471	1,400	4,361	4,139
	Inter-segment	45	40	132	177

		1,516	1,440	4,493	4,316

Aliant	External	482	467	1,454	1,421
	Inter-segment	38	30	108	106

		520	497	1,562	1,527

Other Bell Canada	External	459	435	1,317	1,294
	Inter-segment	41	51	147	134

		500	486	1,464	1,428

Inter-segment eliminations – Bell Canada		(139)	(125)	(401)	(378)

Bell Canada		4,326	4,206	12,793	12,484

Other BCE	External	638	583	2,039	1,789
	Inter-segment	94	96	276	263

		732	679	2,315	2,052

Inter-segment eliminations – Other		(107)	(107)	(318)	(341)

Total operating revenues		4,951	4,778	14,790	14,195

Operating income (loss)
Consumer		479	569	1,557	1,655
Business		213	245	674	713
Aliant		105	71	291	245
Other Bell Canada		111	(898)	349	(649)

Bell Canada		908	(13)	2,871	1,964
Other BCE		49	38	252	177

Total operating income		957	25	3,123	2,141
Other income (expense)		(1)	333	30	393
Interest expense		(247)	(253)	(741)	(758)
Income taxes		(193)	44	(687)	(511)
Non-controlling interest		(57)	(47)	(193)	(134)

Earnings from continuing operations		459	102	1,532	1,131

41    Bell Canada Enterprises  2005 Quarterly Report

	Notes to Consolidated Financial Statements
The consolidated financial statements include the results of acquired businesses from the date they were acquired.

Note 3: Business acquisitions

During the first nine months of 2005, we made a number of business acquisitions which included 100% of the outstanding common shares of Nexxlink Technologies Inc., provider of integrated IT solutions, and several other providers of value-added and security services.
     The table below provides a summary of business acquisitions made during the first nine months of 2005. The purchase price allocation for all 2005 acquisitions is based on estimates. The final purchase price allocation for each business acquisition is expected to be complete within 12 months of the acquisition date.

Of the goodwill acquired:

  $99 million relates to the Business segment, $23 million relates to the Consumer segment, $17 million relates to the Other Bell Canada segment and $17 million relates to the Other BCE segment

  $43 million is deductible for tax purposes.

	Consideration received:
	Non-cash working capital	(14)
	Capital assets	104
	Other long-term assets	3
	Indefinite-life intangible assets	20
	Goodwill	156
	Long-term debt	(61)
	Other long-term liabilities	(16)

		192
	Cash and cash equivalents at acquisition	19

	Net assets acquired	211

	Consideration given(1):
	Cash	194
	Acquisition costs	5
	Non-cash	12

		211

(1)	Contingent payments of $11 million that may be paid out should certain criteria specified in the agreements be met are not included in the consideration given. If the contingencies are realized, the amounts will be allocated to goodwill.

42    Bell Canada Enterprises  2005 Quarterly Report

Note 4: Employee benefit plans The table below shows the components of the net benefit plans cost.
		THREE MONTHS				NINE MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2005	2004	2005	2004	2005	2004	2005	2004

Current service cost	64	58	9	7	185	182	26	23
Interest cost on accrued benefit obligation	219	201	27	26	657	604	82	78
Expected return on plan assets	(235)	(237)	(3)	(2)	(709)	(714)	(8)	(7)
Amortization of past service costs	2	2	–	–	7	7	1	–
Amortization of net actuarial losses	26	8	–	1	77	24	–	1
Amortization of transitional
(asset) obligation	(2)	(11)	6	7	(5)	(33)	19	22
Increase (decrease) in valuation allowance	(6)	1	–	–	(18)	2	–	–
Other	1	–	–	–	1	–	–	–

Net benefit plans cost	69	22	39	39	195	72	120	117

Comprised of:
Defined benefit plans cost	62	16	39	39	176	58	120	117
Defined contribution plans cost	7	6	–	–	19	14	–	–

The table below shows the amounts we contributed to the defined benefit and defined contribution plans and the payments made to beneficiaries under other employee future benefit plans.
		THREE MONTHS				NINE MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2005	2004	2005	2004	2005	2004	2005	2004

Aliant	20	16	1	1	121	54	4	3
Bell Canada	6	5	23	12	20	14	65	56
Bell Globemedia	5	8	–	–	14	13	–	–
BCE Inc.	2	3	–	–	6	7	–	–

Total	33	32	24	13	161	88	69	59

Comprised of:
Contributions to defined benefit plans	31	26	24	13	152	74	69	59
Contributions to defined contribution plans	2	6	–	–	9	14	–	–

43    Bell Canada Enterprises  2005 Quarterly Report

Notes to Consolidated Financial Statements
Note 5: Restructuring and other items
	THREE MONTHS		NINE MONTHS
	2005	2004	2005	2004

Employee departure programs	(31)	(985)	(30)	(985)
Provision for contract loss	–	–	–	(110)
Settlement with Manitoba Telecom Services Inc.	–	–	–	75
Other charges	–	(96)	(2)	(78)

Restructuring and other items	(31)	(1,081)	(32)	(1,098)

Employee departure programs The table below provides an update on the liability relating to the employee departure programs which were implemented in 2004.
	BELL CANADA	ALIANT	CONSO- LIDATED

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187
Less:
Cash payments	(53)	(53)	(106)
Reversal of excess provision	(25)	–	(25)

Balance in accounts payable and accrued liabilities at September 30, 2005	42	14	56

Restructuring and other items of $31 million in the third quarter of 2005 and $32 million on a year-to-date basis in 2005 consisted mainly of:

  charges of $22 million in the third quarter of 2005 and $24 million on a year-to-date basis in 2005 related to new restructuring initiatives for the involuntary departure of approximately 300 employees charges of $9 million in the third quarter of 2005 and $31 million on a year-to-date basis in 2005 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.

These charges were partly offset by a $25 million reversal of restructuring provisions in the first quarter of 2005 that were no longer necessary since the actual payments made to employees were lower than estimated.

44    Bell Canada Enterprises  2005 Quarterly Report

Note 6: Income taxes

Bell Canada International Inc. (BCI) loss utilization transaction

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income were presented on a net basis. The tax savings of $99 million, resulting from the interest expense were presented as a reduction of income tax expense.
     This transaction was unwound on August 18, 2005, and was part of a tax loss consolidation strategy that followed the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell  Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     BCI will be compensated for the use of its losses by Bell Canada through a capital contribution of $87 million that will be made by BCE Inc. for 88% of the tax savings. BCE Inc.’s ownership interest in BCI remains at 62%. As a result:

  BCE Inc.’s carrying value of its investment in BCI was increased to reflect the increase in BCE Inc.’s share of the expected proceeds upon BCI’s eventual liquidation a charge to other income was recorded to reflect the non-controlling interest’s portion of the capital contribution to be made by BCE Inc.

45    Bell Canada Enterprises  2005 Quarterly Report

Notes to Consolidated Financial Statements
Note 7: Stock-based compensation plans Restricted share units (RSUs) The table below is a summary of the status of RSUs.
NUMBER OF
RSUs

Outstanding, January 1, 2005	1,996,522
Granted	490,927
Dividends credited	73,927
Expired/forfeited	(79,472)

Outstanding, September 30, 2005	2,481,904

For the three months and nine months ended September 30, 2005, we recorded compensation expense for RSUs of $19 million and $31 million, respectively. For the three months and nine months ended September 30, 2004, we recorded compensation expense for RSUs of $7 million and $17 million, respectively.

BCE Inc. stock options

The table below is a summary of the status of BCE Inc.’s stock option programs.

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2005	28,481,679	$32
Granted	773,824	$29
Exercised	(1,348,062)	$18
Expired/forfeited	(990,769)	$34

Outstanding, September 30, 2005	26,916,672	$33

Exercisable, September 30, 2005	16,561,534	$34

Assumptions used in stock option pricing model The table below shows the assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.
	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2005	2004	2005	2004

Compensation expense ($ millions)	6	9	17	23
Number of stock options granted	60,600	139,700	773,824	5,589,476
Weighted average fair value per option granted ($)	2	3	3	3
Weighted average assumptions
Dividend yield	4.3%	4.3%	4.5%	4.0%
Expected volatility	16%	26%	22%	27%
Risk-free interest rate	3.4%	3.7%	3.4%	3.1%
Expected life (years)	3.7	3.5	3.5	3.5

46    Bell Canada Enterprises  2005 Quarterly Report

Note 8: Commitments and contingencies

Teleglobe lending syndicate lawsuit

As described in Note 24 to BCE’s audited Consolidated Financial Statements for the year ended December 31, 2004, a lawsuit was filed in the Ontario Superior Court of Justice (Court) on July 12, 2002 against BCE Inc. by certain of the members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate. BNP Paribas (Canada), which had advanced approximately US$50 million to Teleglobe, filed a notice of discontinuance with the Court on May 3, 2005 and is therefore no longer a plaintiff in this action. Following such discontinuance, the damages sought by the remaining plaintiffs amount to approximately US$1.04 billion (down from approximately US$1.09 billion), plus interest and costs, representing approximately 83% (down from approximately 87%) of the US$1.25 billion that the members of the lending syndicate advanced to Teleglobe and Teleglobe Holdings (U.S.) Corporation.

47    Bell Canada Enterprises  2005 Quarterly Report

-- 30 --

For further information:
Pierre Leclerc	Thane Fotopoulos
Media Relations	Investor Relations
(514) 391-2007	(514) 870-4619
1 877 391-2007	thane.fotopoulos@bell.ca
pierre.leclerc@bell.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: November 2, 2005